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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina
(Address of principal executive offices)

Ángel Ramos Sánchez
Tel: (011-54-11) 5441-0970
Facsimile Number: (011-54-11) 5441-0232
Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes       No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes       No

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This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313, 333-170848 and 333-172317).

YPF Sociedad Anónima

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ITEM 1.	UPDATE OF SELECTED FINANCIAL AND OPERATING DATA

The following tables present our selected financial and operating data. You should read this information in conjunction with our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 12, 2011 (the “2010 20-F”), our unaudited condensed consolidated financial statements as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010, included as Item 4 in this report, and their respective notes, as well as the information under “Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as Item 2 in this report. Results for the six-month period ended June 30, 2011 are not necessarily indicative of results to be expected for the full year 2011 or any other period.

The financial data as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010 are derived from our condensed consolidated financial statements as of June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010, included as Item 4 in this report (the “Unaudited Interim Financial Statements”). The Unaudited Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the audited consolidated financial statements included in our 2010 20-F as of December 31, 2010, 2009 and 2008 and for the years then ended (the “Audited Consolidated Financial Statements”). Our Unaudited Interim Financial Statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 6, 7 and 8 to our Unaudited Interim Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income for the six-month periods ended June 30, 2011 and 2010 and shareholders’ equity as of June 30, 2011 and December 31, 2010.

In this report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the six-month period ended June 30, 2011 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina, or Central Bank) on June 30, 2011 of Ps.4.11 to U.S.$1.00, unless otherwise specified. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” in our 2010 20-F.

Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for the Six-Month Period Ended June 30,

	2011	2011	2010

	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	6,363	26,151	20,484
Gross profit	1,782	7,323	7,420
Administrative expenses	(222)	(911)	(658)
Selling expenses	(404)	(1,661)	(1,407)
Exploration expenses	(79)	(324)	(120)
Operating income	1,077	4,427	5,235
Income (loss) on long-term investments	14	57	80
Other (expense) income, net	(28)	(115)	11
Interest expenses	(108)	(442)	(451)
Other financial (expense) income and holding (losses) gains, net	98	402	47
Income before income tax	1,053	4,329	4,922
Income tax	(383)	(1,575)	(1,733)
Net income	670	2,754	3,189
Earnings per share and per ADS(4)	1.70	7.00	8.11
Dividends per share and per ADS(4) (in pesos)	n.a.	7.00	5.50

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Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.72	1.42
U.S. GAAP
Operating income	853	3,506	4,293
Net income	549	2,258	2,781
Earnings per share and per ADS(4) (in pesos)	n.a.	5.74	7.07
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	626	2,573	2,685
Cash used in fixed asset acquisitions	1,156	4,752	3,383
Current liquidity (Current assets divided by current liabilities)	n.a.	0.772	0.886
Solvency (Net worth divided by total liabilities)	n.a.	0.625	0.781
Capital Immobilization (Non-current assets divided by total assets)	n.a.	0.708	0.694
Non-GAAP
EBITDA(6)	1,772	7,285	7,996
EBITDA margin(7)	n.a.	28%	39%

	As of June 30, 2011

	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	96	395
Working capital	(1,039)	(4,269)
Total assets	12,044	49,502
Total debt(8)	2,517	10,345
Shareholders’ equity(9)	4,632	19,038
U.S. GAAP
Total assets	13,748	56,506
Shareholders’ equity(9)	6,689	27,492

(1)	The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003. See Note 1 to the Unaudited Interim Financial Statements.

(2)	Includes Ps.943 million for the six-month period ended June 30, 2011 and Ps.702 million for the six-month period ended June 30, 2010 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties.

(3)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Unaudited Interim Financial Statements.

(4)	Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share. There were no differences between basic and diluted earnings per share and ADS for any of the periods disclosed.

(5)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)	EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.2,450 million as of June 30, 2011.

(9)	Our subscribed capital as of June 30, 2011 was represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of

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other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Six-Month Period Ended June 30,

	2011	2010

	(in millions of pesos)
Net income	2,754	3,189
Interest gains on assets	(59)	(62)
Interest losses on liabilities	442	451
Depreciation of fixed assets	2,573	2,685
Income tax	1,575	1,733

EBITDA	7,285	7,996

Production and other operating data

The following tables present certain of our production and other operating data as of or for the six-month period indicated.

	As of and for the Six-Month Period Ended June 30,

	2011	2010

Average daily production for the period
Oil (mbbl)(1)	261	301
Gas (mmcf)	1,214	1,351
Total (mboe)	478	542
Refining capacity
Capacity (mbbl/d)(2)	320	320

(1)	Including natural gas liquids (NGL).

(2)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

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ITEM 2.	UPDATE OF MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Financial Statements.

Overview

YPF is a limited liability company (sociedad anónima), incorporated under the laws of Argentina for a term expiring on June 15, 2093. Our address is Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina and our telephone number is (011-54-11) 5441-2000. Our legal name is YPF Sociedad Anónima and we conduct our business under the commercial name “YPF”.

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In the six-month period ended June 30, 2011, we had consolidated net sales of Ps.26,151 million (U.S.$6,363 million) and consolidated net income of Ps.2,754 million (U.S.$670 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations.

Upstream Operations

•	We hold interests in more than 90 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 37% of its total natural gas production, including natural gas liquids, in 2010, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2010, of approximately 531 mmbbl of oil, including condensates and natural gas liquids, and approximately 2,533 bcf of gas, representing aggregate reserves of approximately 982 mmboe.

•	In 2010, we produced approximately 107 mmbbl of oil (293 mbbl/d), including condensates and natural gas liquids, and approximately 491 bcf of gas (1,346 mmcf/d) and, in the six-month period ended June 30, 2011, we produced 47 mmbbl of oil (261 mbbl/d) and 220 bcf of gas (1,214 mmcf/d).

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinería del Norte S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

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•	Our retail distribution network for automotive petroleum products as of June 30, 2011 consisted of 1,575 YPF-branded service stations, which we estimate represented approximately 30.4% of all service stations in Argentina.

•	We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Investments Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

Presentation of Financial Information

We prepare our Unaudited Interim Financial Statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Notes 6, 7 and 8 to the Unaudited Interim Financial Statements provide a summary of the effect of these significant differences on net income and shareholders’ equity under Argentine GAAP and U.S. GAAP.

We fully consolidate the results of subsidiaries in which we have a sufficient number of voting shares to control corporate decisions and proportionally consolidate the results of companies that we control jointly.

Under Argentine GAAP, we currently are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to remeasure our financial statements in constant pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. According to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the wholesale price index increased 10.6% in 2005, 7.1% in 2006, 14.4% in 2007, 8.8% in 2008, 10.0% in 2009, 14.6% in 2010 and, based on preliminary data, 6.1% in the six-month period ended June 30, 2011, although according to reports published by the IMF most private sector analysts believe that actual inflation is considerably higher than that reflected in official data. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this report) in constant pesos. See “—Critical Accounting Policies—U.S. GAAP Reconciliation” for an explanation of how the effect of inflation is treated under U.S. GAAP.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board”. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 dated July 1, 2010), for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for YPF for the fiscal year beginning on January 1, 2012. We have begun evaluating the impact, if any, that conversion to IFRS may have on our Argentine GAAP consolidated financial statements.

In relation to the implementation of IFRS, General Resolution No. 576/10 establishes that companies which, in accordance with Argentine GAAP, had opted to disclose the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes in a note to their financial statements, must recognize such liability with a debit to unappropriated retained earnings. According to the resolution, these companies may recognize such debit in their financial statements for any interim or annual period ending prior to or on the transition date to IFRS. Additionally, this resolution establishes that, as an exception, the ordinary shareholders’ meeting that considers the financial statements for the fiscal year in which the deferred income tax liability is accounted for, can record such debit in unappropriated retained earnings into capital accounts not represented by shares (capital stock) or into retained earnings accounts, not providing a predetermined order for such accounting.

As of December 31, 2010, we recorded the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes. According to Argentine GAAP, the effect of changes in the accounting policies must be recorded with retrospective effect as of the beginning of the first fiscal year presented. As a result of the adoption of General Resolution No. 576/10, the unappropriated retained earnings as of the end of each interim period or year have been modified (see Note 1 b. to our Unaudited Interim Financial Statements). As a result of this change in accounting policies, our net income for the six-month period ended June 30, 2010, increased by Ps.96 million.

Additionally, on April 26, 2011, our ordinary shareholders’ meeting decided to absorb in the “Adjustment to contributions” account, the effect of the deferred income tax liability originated by the application of the method for restatement in constant Argentine pesos, which was recorded against the “Unappropriated retained earnings” account during the year ended December 31, 2010 in accordance with General Resolution No. 576/2010, in an amount of Ps.1,180 million. Additionally, our ordinary shareholders’ meeting decided to: (i) transfer Ps.236 million to “Unappropriated retained earnings”, corresponding to amounts in excess of the legal reserve after giving effect to the mentioned absorption; (ii) reverse the reserve for future dividends as of December 31, 2010 in an amount of Ps.596 million; and (iii) appropriate a reserve for future dividends in the amount of Ps.6,622 million, thereafter empowering our board of directors to determine the date of payment of dividends from such reserve amount until the date of the next ordinary shareholders’ meeting, taking financial conditions into consideration.

The financial statements for the six-month period ended June 30, 2010, which are presented for comparative purposes, were modified to give retrospective effect to the recognition of the effects originated in the accounting of the deferred tax liability mentioned above. The modification of comparative information does not imply any change to corporate decisions taken on the basis of our financial statements for the six-month period ended June 30, 2010 prior to effecting such modifications.

Additionally, certain oil and gas disclosures as of December 31, 2010 are included in the Audited Consolidated Financial Statements included in our 2010 20-F under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We report our business on the basis of the following four segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas and, to a lesser extent, crude oil, to third parties and inter-segment sales of crude oil, natural gas and its byproducts and, to a lesser extent, electric power generation (“Exploration and Production”); (ii) the refining, transport, purchase and marketing of crude oil that we sell to third parties and refined products that we sell to third parties and other segments of our business (“Refining and Marketing”); (iii) the production, transport and marketing of petrochemical products (“Chemical”); and (iv) other activities not falling into the previously described categories (“Corporate and Other”), principally including corporate administration costs and assets, and construction activities.

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

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Summarized Income Statement

	For the Six-Month Period Ended June 30,

	2011	2010

	(in millions of pesos)
Net sales	26,151	20,484
Cost of sales	(18,828)	(13,064)
Gross profit	7,323	7,420
Administrative expenses	(911)	(658)
Selling expenses	(1,661)	(1,407)
Exploration expenses	(324)	(120)
Operating income	4,427	5,235
Income on long-term investments	57	80
Other (expense) income, net	(115)	11
Financial (expense) income, net and holding (losses) gains	(40)	(404)

Net income before income tax	4,329	4,922
Income tax	(1,575)	(1,733)

Net income	2,754	3,189

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	domestic price limitations;

•	export restrictions and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures;

•	inflation and cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks, including labor strikes and other protests in the country;

•	taxes, including export taxes;

•	capital controls;

•	the Argentine peso/U.S. dollar exchange rate;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations; and

•	interest rates.

Our business is inherently volatile due to the influence of exogenous factors such as internal demand, market prices, and government regulations affecting prices. Accordingly, our results of operations and the trends indicated by those results in any period may not be indicative of results or trends in future periods.

Our operating income for the six-month period ended June 30, 2011 decreased approximately by 15.4% compared to the six-month period ended June 30, 2010. Strikes in the Southern region of Argentina in the six-month period ended June 30, 2011 have adversely affected our oil production and, consequently, our margins as a result of the higher volume of products we have purchased from third parties to cover shortfalls. For a comprehensive description of the variables that affected our results of operations during the periods mentioned above, see “Consolidated results of operations for the six-month periods ended June 30, 2011 and 2010”. However, results for the six-month period ended June 30, 2011 are not necessarily indicative of results to be expected for the full year 2011 or any other period.

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Macroeconomic conditions

Substantially all of our revenues are derived from our operations in Argentina and are therefore subject to prevailing macroeconomic conditions in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak in the late 1980s and early 1990s. Due to inflationary pressures prior to the 1990s, the Argentine currency was devalued repeatedly and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems.

With the enactment of the Convertibility Law in 1991, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the fourth quarter of 1998, adverse international financial conditions caused the Argentine economy to enter into a recession and GDP to decrease between 1999 and 2001. By the end of 2001, Argentina suffered a profound deterioration in social and economic conditions, accompanied by high political and economic instability. The restrictions on the withdrawal of bank deposits, the imposition of exchange controls, the suspension of the payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (with the consequent depreciation of the peso against the dollar) caused a decline in economic activity. Real GDP declined by 10.9% in 2002, annual inflation rose to 41%, the exchange rate continued to be highly volatile, and the unemployment rate rose to more than 20%. The political and economic instability not only curtailed commercial and financial activities in Argentina but also severely restricted the country’s access to international financing.

Strong economic growth in the world’s developed economies and favorable raw material pricing from 2003 through the first half of 2008 paved the way for Argentina’s economic recovery. Real GDP grew at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s GDP growth rate decelerated sharply in 2009 (real GDP grew by 0.9% during 2009). However, real GDP growth recovered in 2010 growing at a rate of approximately 9%.

In 2011, the international economic environment has been adversely impacted by the earthquake followed by the tsunami that struck Japan, and increased political instability in Northern Africa and Middle Eastern countries. Crude oil prices showed an upward trend due to, among other factors, the potential shortfalls in output that could result from the political crisis affecting Libya. Economic activity is slowing down temporarily, and downside risks have increased again, mainly as a result of weakness in U.S. activity and renewed financial volatility resulting from concerns about U.S. sovereign debt and the financial stability in the euro area. Additionally, signs of overheating are increasing in many emerging and developing economies, triggering risks associated with inflation. Strong economic adjustments are critical for securing growth and job creation over the next years. Furthermore, strong commitment from leading countries to support weakened economies, such as the commitment shown by 17 countries of the euro zone to finance the gap in Greece’s budget, is becoming increasingly vital to prevent the economic crisis from deepening and spreading to other countries and to give weakened economies a breather while they adopt comprehensive measures to recover.

In Argentina, the Argentine statistics and census agency INDEC reported increases of the annual wholesale price index of 14.6% in 2007, 8.8% in 2008, 10.0% in 2009 and 14.6% in 2010. According to the INDEC, the wholesale price index increase during the six-month period ended June 30, 2011 was 6.1%. According to reports published by the IMF, however, private sector analysts believe that actual inflation rates are considerably higher than reflected in official data.

Exports and imports continued to grow during the six-month period ended June 30, 2011, although, according to preliminary estimates, the trade balance was slightly lower than in the six-month period ended June 30, 2010. The increase in exports revenues was driven mainly by increased raw materials prices (e.g., wheat and oilseed products) and increased exports of manufactured products, primarily in the automobile industry. The increase in imports was mainly the result of increased purchases of fuel, machinery, auto parts and other industrial inputs.

The exchange rate of the Argentine peso against the U.S. dollar as of June 30, 2011 was Ps.4.11 per U.S.$1.00, reflecting a 3.3% depreciation of the peso relative to the U.S. dollar compared to December 31, 2010.

We cannot predict the evolution of future macroeconomic events, or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Risk Factors—Risks Relating to Argentina” in our 2010 20-F.

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export restrictions. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price limitations, generally not kept pace with international and regional prices.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	For the Six-Month Period Ended June 30,		For the Year Ended December 31,

Product	2011	2010	2010	2009	2008

	(units sold)
Natural gas (mmcm)	65	237	315	630	580
Gasoline (mcm)	232	247	448	777	880
Fuel oil (mtn)	236	473	677	828	1,138

Due to the generally decreasing export product volumes indicated above and increasing export duties, the portion of our net sales volume accounted for by exports decreased steadily in recent years. In the six-month period ended June 30, 2011, our exports accounted for 13.4% of our consolidated net sales, compared to 15% in the same period of the prior year. Exports accounted for 12.9%, 14.3% and 20.7% of our consolidated net sales in 2010, 2009 and 2008, respectively.

The Argentine government requires companies intending to export crude oil, diesel and LPG to obtain prior authorization from the Argentine Secretariat of Energy by demonstrating that local demand for those products has been satisfied. Since 2005, because domestic diesel production has generally not been sufficient to satisfy Argentine consumption needs, exports of diesel have been substantially restricted.

Differences between Argentine and international prices for hydrocarbon products

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Prior to the recent decrease in the prices of crude oil and related products, domestic prices for our products had fallen significantly below international prices as a result of regulatory policies that had resulted in limitations on our ability to increase domestic prices sufficiently to keep pace with international market prices. The following table sets forth the average prices at which we sold our principal products in the domestic market (net of taxes passed through to consumers, such as value added and fuel transfer taxes) for the periods indicated:

	For the Six-Month Period Ended June 30,				For the Year Ended December 31,

	2011		2010		2010		2009		2008

	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)
Natural gas (2)(3)	336	83	313	77	288	74	244	66	228	72
Diesel(4)	2,353	584	1,935	502	2,029	521	1,556	419	1,322	416
Gasoline products(5)	2,198	546	1,830	475	1,922	494	1,545	416	1,250	393

(1)	Amounts translated from Argentine pesos at the average exchange rate for the period.

(2)	Per thousand cubic meters.

(3)	Reflects the average of residential prices (which are generally lower than prices to other segments) and industrial prices.

(4)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest and which is proportionally consolidated in our consolidated financial statements.

(5)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest, and which is proportionally consolidated in our consolidated financial statements. The average price shown for each period is the volume-weighted average price of the various grades of gasoline products sold by us in the domestic market during such period.

The disparity between the prices at which hydrocarbon products have been sold in Argentina and the prevailing international prices for such products has been mainly due to limitations on our ability to pass increases in international prices of crude oil and hydrocarbon fuels and adverse exchange rate movements through to domestic prices or to increase local prices of natural gas (in particular for residential customers), gasoline and diesel.

In addition, Argentina imports natural gas from Bolivia, as more fully described in our 2010 20-F. The price at which Bolivia exported natural gas to Argentina (which is purchased by ENARSA) was approximately U.S.$7.80/mmBtu in June 2011, while the price at which we purchased natural gas from ENARSA was approximately U.S.$2.62/mmBtu in June 2011.

In addition, pursuant to Resolution 599/2007 of the Argentine Secretariat of Energy dated June 14, 2007 (see “Item 4. Information on the Company-Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas” in our 2010 20 F), the Argentine government and gas producers, including us, entered into an agreement for the supply of certain volumes of gas to each segment of the domestic market during the period 2007 through 2011. On October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas”, which sets new rules for natural gas dispatch applicable to all participants in the gas industry (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas” in our 2010 20-F).

Relative maturity of our oil and gas assets

Argentina’s oil and gas fields are mature and, as a result, our reserves and production are likely to decline as reserves are depleted. Because we mainly have concessions for mature oil and gas fields that are undergoing natural production declines, it is difficult to replace our proved reserves from other categories of reserves. However, in 2010, our oil replacement ratio (excluding NGL) was 100% resulting in 2010 year-end proved oil reserves being at the same level as the preceding year. However, oil production (excluding NGL) declined by 1.4% over the preceding year and our estimated proved reserves of gas and our gas production declined by 5.2% and 7.8%, respectively, over the same period. In an effort to maintain our high refinery utilization rates and because of regulatory requirements to supply certain hydrocarbon products to the domestic market, we purchased crude oil and natural gas from third parties. See “Item 4. Information on the Company—Exploration and Production—Oil and Gas Reserves” in our 2010 20-F for more information on our proved reserves.

We continue pursuing an initiative, which encompasses comprehensive reviews of our oil and gas fields to identify opportunities in light of new technologies and to design novel strategies to rejuvenate old fields and optimize the development of new fields in Argentine basins. Many of our fields have similar characteristics to mature fields in other regions of the world that have achieved substantially higher recovery factors through the application of new technologies, similar to the ones we are currently evaluating. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

We have budgeted approximately U.S.$3 billion in investments and capital expenditures for 2011, a significant portion of which will be dedicated to our exploration and production activities. During the period 2011-2013, we expect to make capital expenditures of around U.S.$8 billion, principally related to our exploration and production projects, including some to increase recovery rates in our fields.

See “Supplemental Information on Oil and Gas Producing Activities (Unaudited)-Oil and gas reserves” in our 2010 20-F for more information on our proved reserves.

Critical Accounting Policies

U.S. GAAP reconciliation

The difference between our net income under Argentine GAAP and our net income under U.S. GAAP for the six-month periods ended June 30, 2011 and 2010 is primarily due to the remeasurement into functional currency and translation into reporting currency, the elimination of the inflation adjustment into Argentine constant pesos, the impairment of long-lived assets, capitalization of financial expenses, accounting for assets retirement obligations, and proportional consolidation of investments in jointly controlled companies.

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”). Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of the period.

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined, for us and certain of our subsidiaries and investees, the U.S. dollar to be the functional currency in accordance with ASC 830. Therefore, we have re-measured into U.S. dollars the Unaudited Condensed Financial Statements as of June 30, 2011 and 2010 and the Audited Consolidated Financial Statements as of December 31, 2010, 2009 and 2008, in each case prepared in accordance with Argentine GAAP by applying the procedures specified in ASC 830. The objective of the re-measurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities

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are re-measured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are re-measured at the exchange rates in effect when the transactions occurred. Revenues and expenses are re-measured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are re-measured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the re-measurement are included in the determination of net income (loss) in the period such gains and losses arise. Furthermore, for certain of our subsidiaries and investees, we have determined the Argentine peso as the functional currency. Translation adjustments resulting from the process of translating the financial statements of subsidiaries that use peso as their functional currency into YPF’s functional currency (U.S. dollars) are accounted for in other comprehensive income (“OCI”), as a component of shareholders’ equity.

The amounts obtained from the re-measurement process referred to above are translated into Argentine pesos under the provisions of ASC 830. Assets and liabilities are translated at the current selling exchange rate of Ps.4.11 to U.S.$1.00, as of June 30, 2011. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. For the six-month periods ended June 30, 2011 and 2010, the re-measurement into functional currency and the translation into reporting currency decreased net income determined according to Argentine GAAP by Ps.661 million and Ps.664 million, respectively.

Under Argentine GAAP, we have proportionally consolidated, net of inter-company transactions, assets, liabilities, net sales, cost and expenses of investees in which joint control is held. Under U.S. GAAP these investees are accounted for by the equity method. The proportional consolidation mentioned above generated an increase of Ps.1,047 million in total assets and total liabilities as of June 30, 2011, and an increase of Ps.943 million and Ps.702 million in net sales and Ps.346 million and Ps.300 million in operating income for the six-month periods ended June 30, 2011 and 2010, respectively.

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level, and they would be impaired if the discounted cash flows, considered at business segment level, were less than its carrying value. With respect to assets that were held pending sale or disposal, our policy was to record these assets on an individual basis at amounts that did not exceed net realizable value.

Under U.S. GAAP, considering the characteristics of the Argentine market and the effects of certain regulatory provisions described in “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government” in our 2010 20-F, oil properties are grouped into a unique cash generating unit and gas properties are grouped by basin (owing to logistics restrictions), to perform impairment tests. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of ASC 360, by comparing the net book value of such an asset with the expected undiscounted cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, we estimate them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. There were no impairment charges under U.S. GAAP for the six-month periods ended June 30, 2011 and 2010. The accumulated adjustments under U.S. GAAP of the impairment provisions as of June 30, 2011 and 2010 were Ps.296 million and Ps.407 million, respectively, mainly corresponding to our Exploration and Production segment. The adjusted basis after impairment resulted in lower depreciation under U.S. GAAP by Ps.52 million and Ps.107 million for the periods ended June 30, 2011 and 2010, respectively.

Under U.S. GAAP, only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period. Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that period or year.

Under U.S. GAAP, ASC 410 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to the legal obligation associated with the retirement of long-lived assets that results from the acquisition, construction, development and normal use of the asset. ASC 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. Argentine GAAP is similar to ASC 410, except for a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

YPF Holdings has a non-contributory defined-benefit pension plan and postretirement and post-employment benefits. On December 31, 2006, under U.S. GAAP, the company adopted the Statement of Financial Accounting Standards (“SFAS”) No. 158 (currently included in ASC 715). Under provisions of ASC 715, the company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements, reducing the company’s shareholders’ equity through the accumulated OCI account. Unrecognized gains and losses are recognized in the income statement during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. Under Argentine GAAP, as of June 30, 2011 and December 31, 2010, the actuarial losses and gains were charged to the “Other income/(expense), net” account of the statement of income. For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Notes 12, 13 and 14 to the Audited Consolidated Financial Statements.

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Net sales

Net sales include primarily our consolidated sales of unrefined and refined fuel and chemical products net of the payment of applicable fuel transfer taxes, turnover taxes and custom duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.

Cost of sales

The following table presents, for each of the periods indicated, a breakdown of our consolidated cost of sales by category:

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	For the Six-Month Period Ended June 30,

	2011	2010

	(in millions of pesos)
Inventories at beginning of year	3,865	3,066
Purchases for the period	8,387	4,296
Production costs(1)	11,180	9,410
Holding gains on inventories	452	152
Inventories at end of period	(5,056)	(3,860)

Cost of sales	18,828	13,064

(1)	The table below presents, for each of the periods indicated, a breakdown of our consolidated production costs by category:

	For the Six-Month Period Ended June 30,

	2011	2010

	(in millions of pesos)
Salaries and social security taxes	1,141	740
Fees and compensation for services	103	84
Other personnel expenses	317	225
Taxes, charges and contributions	219	168
Royalties and easements	1,555	1,472
Insurance	73	79
Rental of real estate and equipment	425	230
Depreciation of fixed assets	2,446	2,572
Industrial inputs, consumable material and supplies	450	359
Operation services and other service contracts	1,504	828
Preservation, repair and maintenance	1,655	1,367
Contractual commitments	64	118
Transportation, products and charges	546	479
Fuel, gas, energy and miscellaneous	682	689

Total	11,180	9,410

Other (expense) income, net

Other income, net principally include reserves for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits.

Financial (expense) income, net and holding (losses) gains

Financial (expense) income, net and holding (losses) gains consist of the net of gains and losses on interest paid and interest earned, currency exchange differences and the periodic revaluation of inventories.

Taxes

The effective tax rates for the periods discussed in this report were similar to the statutory corporate income tax rate in Argentina which was 35% during each of the periods presented in this report. See Note 2(f) to the Unaudited Interim Financial Statements.

Consolidated results of operations for the six-month periods ended June 30, 2011 and 2010

The following table sets forth certain financial information as a percentage of net sales for the periods indicated.

	For the Six-Month Period Ended June 30,

	2011	2010

	(percentage of net sales)
Net sales	100.0%	100.0%
Cost of sales	(72.0)	(63.8)

Gross profit	28.0	36.2
Administrative expenses	(3.5)	(3.2)
Selling expenses	(6.4)	(6.9)
Exploration expenses	(1.2)	(0.6)

Operating income	16.9	25.6

The tables below present, for the periods indicated, volume and price data with respect to our consolidated sales of our principal products in the domestic and export markets, respectively. The data presented below does not include sales by Compañía Mega S.A. (“Mega”), Refinor or Profertil, jointly-controlled companies in which we have 38%, 50% and 50% interests, respectively, and which are proportionally consolidated in our consolidated financial statements. Mega, Refinor and Profertil contributed, after consolidation adjustments, 0.49%, 1.35% and 1.77%, respectively, of our consolidated net sales for the six-month period ended June 30, 2011 and 0.73%, 1.37% and 1.33%, respectively, of our consolidated net sales for the six-month period ended June 30, 2010.

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Domestic Market	For the Six-Month Period Ended June 30,

	2011		2010

Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)

	(in pesos)			(in pesos)
Natural gas	5,890 mmcm	336/mcm	5,674 mmcm	296/mcm
Diesel	4,208 mcm	2,353/m3	3,907 mcm	1,935/m3
Gasoline	1,871 mcm	2,198/m3	1,697 mcm	1,830/m3
Fuel oil	83 mtn	1,725/ton	156 mtn	1,644/ton
Petrochemicals	317 mtn	2,543/ton	231 mtn	2,050/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

Export Markets	For the Six-Month Period Ended June 30,

	2011		2010

Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)

	(in pesos)			(in pesos)
Natural gas (2)	65 mmcm	1,822/mcm	237 mmcm	1,290/mcm
Gasoline	232 mcm	2,691/m3	247 mcm	1,902/m3
Fuel oil	236 mtn	2,351/ton	473 mtn	1,838/ton
Petrochemicals	184 mtn	3,690/ton	266 mtn	2,640/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us, and, as a result, may not be indicative of amounts recorded by us as net sales.

(2)	Average price is based on natural gas actually delivered and does not include fixed charges collected pursuant to certain delivery contracts.

Net sales

Net sales in the six-month period ended June 30, 2011 were Ps.26,151 million, compared to Ps.20,484 million in the six-month period ended June 30, 2010, representing a 27.7% increase. This increase was mainly attributable to increases in the volumes sold of almost all our gasoline and diesel products, the adequacy of sale prices of diesel and gasoline in the domestic market, as well as a result of the increase in the average international market price of WTI (which was approximately 25% higher in the first half of 2011 than in the first half of 2010), with the corresponding effect in certain products sold in the domestic market which track international prices, such as LPG, jet fuel and petrochemicals.

For further information on our net sales for the periods discussed above, see “—Results of operations by business segment for the six-month periods ended June 30, 2011 and 2010.”

Cost of sales

Cost of sales in the six-month period ended June 30, 2011 was Ps.18,828 million compared to Ps.13,064 million in the six-month period ended June 30, 2010, representing a 44.1% increase. This increase is partly attributable to an increase in crude oil purchases from third parties, which was mainly due to the higher average price paid for such purchases (which increased by approximately 20%, measured in pesos, from Ps.1,199/m3 for the six-month period ended June 30, 2010 to Ps.1,439/m3 for the six-month period ended June 30, 2011). This higher average price resulted primarily from the price negotiations among domestic producers and refiners in light of the upward market trends and, to a lesser extent, the devaluation of the Argentine peso against the U.S. dollar, since such prices are set in U.S. dollars. Additionally, there was an increase in the volumes of crude oil purchased from third parties as a consequence of the strikes that took place in the Southern region in Argentina during the second quarter of 2011 (see “—Results of operations by business segment for the six-month periods ended June 30, 2011 and 2011—Exploration and Production”). Furthermore, there was an increase in imported volumes of low-sulfur diesel, regular diesel and biofuels (mainly biodiesel), in order to fulfill the higher demand of these products in the domestic market and to comply with the current quality requirements for fuels. Additionally, our production expenses also increased due to increases in royalties, driven mainly by the increases in crude oil prices referred to above, although this effect was partially offset by the lower volumes we produced due to the strikes that affected our operations during the six-month period ended June 30, 2011, as well as a general increase in fees, mainly in respect of operation services and other service contracts, and in salaries and wages as a consequence of negotiations with unions and in line with the general evolution of the Argentine economy.

Administrative expenses

Our administrative expenses increased by Ps.253 million in the six-month period ended June 30, 2011, compared to the same period in the prior year, particularly due to increases in wages and social security costs, driven mainly by wages increases during 2010 and in the second quarter of 2011, in line with increases that benefited unionized employees across broad sectors of the economy, as well as increases in fees and compensation for services mainly related to information technology services contracts and licenses expenses, generally consistent with increases attributable to the evolution and growth of the Argentine economy.

Selling expenses

Our selling expenses were Ps.1,661 million in the six-month period ended June 30, 2011, compared to Ps.1,407 million in the same period in the prior year, representing an increase of 18.1%, resulting from increases in transportation expenses, due to higher sales of gasoline and diesel in the domestic market, and to increases in the corresponding fees paid for these services, in accordance with general cost increases in the economy. These expenses were also affected by wages increases, as previously commented, and by higher costs of publicity and promotional activities.

Exploration expenses

Our exploration expenses in the first half of 2011 increased by Ps.204 million compared to the first half of 2010 mainly due to the exploratory activities performed in the Malvinas basin in 2011. For further information, see “—Results of operations by business segment for the six-month periods ended June 30, 2011 and 2011—Exploration and Production.”

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Operating income

Operating income for the six-month period ended June 30, 2011 was Ps.4,427 million, compared to Ps.5,235 million for the six-month period ended June 30, 2010, due to the factors described above. Our operating margins (operating income divided by net sales) were 16.9% and 25.6% in the six-month periods ended June 30, 2011 and 2010, respectively.

Financial (expense) income, net and holding (losses) gains

In the six-month period ended June 30, 2011, financial expense, net, and holding gains, yielded Ps.40 million of expense, compared to an expense of Ps.404 million during the same period of 2010. This decrease is mainly attributable to higher holding gains on inventories in the six-month period ended June 30, 2011, compared to the same period of the prior year, mainly due to higher production costs which had an impact on stock value (and consequently, in cost of sales), as well as, to a lesser extent, a lower net negative exchange rate differences, according to our net liabilities denominated in U.S. dollars, in the six-month period ended June 30, 2011 compared to the same period of 2010.

Taxes

Income tax expense in the six-month period ended June 30, 2011 decreased to Ps.1,575 million from Ps.1,733 million in the same period of 2010, a 9.1% decrease, mainly as a result of a lower net income before income tax. The effective tax rates for the periods discussed were similar to the statutory corporate income tax rate in Argentina, which was 35% during each of the six-month periods ended June 30, 2011 and 2010.

Net income

Considering the above, net income for the six-month period ended June 30, 2011 was Ps.2,754 million, compared to Ps.3,189 million in the same period of 2010, representing a decrease of 13.6%.

Results of operations by business segment for the six-month periods ended June 30, 2011 and 2010

The following table sets forth net sales and operating income for each of our lines of business for the six-month periods ended June 30, 2011 and 2010:

	For the Six-Month Period Ended June 30,

	2011	2010

	(in millions of pesos)
Net sales(1)
Exploration and Production(2)
To unrelated parties	2,526	2,347
To related parties	511	482
Inter-segment sales and fees(3)	8,999	8,323

Total exploration and production	12,036	11,152

Refining and Marketing(4)
To unrelated parties	20,715	15,965
To related parties	479	446
Inter-segment sales and fees	761	781

Total refining and marketing	21,955	17,192

Chemical
To unrelated parties	1,122	917
Inter-segment sales and fees	999	904

Total Chemical	2,121	1,821

Corporate and other
To unrelated parties	798	327
Inter-segment sales and fees	232	156

Total Corporate and others	1,030	483

Less inter-segment sales and fees	(10,991)	(10,164)

Total net sales(5)	26,151	20,484

Operating income (Loss)
Exploration and Production	2,853	3,480
Refining and Marketing	1,736	1,902
Chemical	581	404
Corporate and other	(569)	(505)
Consolidation adjustments	(174)	(46)

Total operating income	4,427	5,235

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(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.

(2)	Includes exploration and production operations in Argentina and the United States.

(3)	Inter-segment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimate of Argentine market prices.

(4)	Includes LPG activities.

(5)	Total net sales include export sales of Ps.3,435 million and Ps.3,076 million for the six-month periods ended June 30, 2011 and 2010, respectively.

Exploration and Production

In the six-month period ended June 30, 2011, the Province of Santa Cruz, which produces approximately 20% of Argentina’s crude oil, was affected by a province-wide teachers strike and an unrelated oil-workers strike. These disputes have adversely affected the operations of YPF and other oil producing companies, causing either the temporary suspension of operations or a reduction in production in their oil-fields in the Province of Santa Cruz. Consequently, our results of operations and our operating margins for such period were adversely affected by losses in production of crude oil resulting from these strikes, as well as by the higher volume of products we have purchased from third parties to cover production shortfalls. We estimate that, based on 2010 production levels, our production from the Province of Santa Cruz represents approximately 24% of our total production of crude oil.

Average oil production during the six-month period ended June 30, 2011 was 14.4% lower than the level registered in the same period in 2010, mainly due to the effect of the strikes that affected our operations in the Southern region of Argentina, as mentioned in the previous paragraph. Principally as a consequence of these factors, the volumes transferred among business segments were 10.8% lower than those in the same period of the previous year, negatively affecting the Exploration and Production segment margin.

While the WTI price was approximately 25% higher in the six-month period ended June 30, 2011 than in the same period in 2010, inter-segment prices, reflecting negotiations among local producers and refiners, were approximately 22% higher during the six-month period ended June 30, 2011.

We have also continued our efforts to meet domestic demand of natural gas, which has slightly increased, especially in the power generation segment. The average price of natural gas sold in the domestic market registered a slight increase, driven mainly by price increases in the industry segment in Argentina, particularly in respect of sales to our associated company MEGA which contract price tracks international parameters that reflected the previously mentioned WTI increase, as well as -to a lesser extent- in the power generation segment.

Considering the effects described in the previous paragraphs, as well as other minor effects, Exploration and Production net sales increased by 7.9% in the six-month period ended June 30, 2011 compared to the same period of the previous year.

Our operating expenses increased by Ps.1,511 million, primarily due to increases in contract services fees in line with the general evolution of the Argentine economy, and in oil and gas royalties due to the higher value at the wellhead of hydrocarbons produced. Salaries and wages also increased as a consequence of agreements with labor unions.

Exploration expenses for the six-month period ended June 30, 2011 increased by Ps.204 million compared to the first half of 2010 mainly due to the exploratory activities performed in the Malvinas basin in 2011, consisting in the drilling of a first off-shore exploratory well in deep waters in the Malvinas basin, for which we afforded an approximate total cost of Ps.200 million. The drilling of this well, which is part of the Exploratory Development Program 2010-2014 launched by us in 2009, reached a 2,000 meters depth and provided information that evidenced no presence of hydrocarbons. However, the data obtained with this drilling will contribute to the elaboration of a new geological map that is expected to be useful for future operations in this area. During the first quarter of 2011, we also drilled the first exploratory well in the San Juan province, in the Tamberias field.

As a result of the foregoing, the operating income for the Exploration and Production segment in the six-month period ended June 30, 2011 was Ps.2,853 million, compared with the Ps.3,480 million operating income in the six-month period ended June 30, 2010.

Refining and Marketing

Operating income for the six-month period ended June 30, 2011 was Ps.1,736 million compared to Ps.1,902 million for the same period in the previous year, a decrease of 8.7%. This decrease was mainly the result of the factors referred to below, which were partly offset by an increase in volumes sold of almost all our gasoline and diesel products in the domestic market as well as higher average prices of almost all refined products in the domestic and export markets (the average international market price of WTI was approximately 25% higher in the six-month period ended June 30, 2011 than in the same period of 2010, which resulted in an increase in the price of products which track the WTI price trend, such as LPG and jet fuel):

a)	Higher cost of crude oil purchases, due mainly to the increase in inter-segment oil sales prices (which were higher by approximately 22%), and higher prices (by approximately 20%) and volumes of crude oil purchased from other local producers, due to the effect of the strikes that affected our oil production operations.

b)	Higher purchases from third parties of low-sulfur diesel (Euro Diesel) and regular diesel, which were motivated by increased demand for these products in the domestic market.

c)	Higher biofuels purchases (mainly biodiesel) to comply with regulations and provide the market with higher quality products.

d)	Increases in production costs, due mainly to generalized price increases in the broader economy. In particular, energy, service contracts and oil transportation fees increased during the first half of 2011 compared with the same period in 2010. Salaries and wages also increased, affecting our cost of production as well. As a consequence of these facts, and to a lesser extent due to the lower number of oil barrels processed in our refineries, the refining cost increased by 38% to Ps.22.1 per barrel during the first half of 2011 compared with the same period in 2010.

During the first half of 2011, our refineries, including Refinor (we own 50% of Refinor), processed 289 mbbl/d of crude oil, which represented a decrease of approximately 5.9% from 307 mbbl/d processed in the same period in the prior year. This was mainly motivated by the lesser availability of crude oil in the domestic market due to the aforementioned effect of strikes in the Southern region of Argentina, and to a lesser extent, due to programmed overhaul works performed in our refineries.

Chemical

Our net sales of chemical products increased by Ps.300 million in the six-month period ended June 30, 2011 to Ps.2,121 million, compared to Ps.1,821 million in

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the six-month period ended June 30, 2010. Operating income in the six-month period ended June 30, 2011 reached Ps.581 million, an increase of Ps.177 million from the Ps.404 million registered in the six-month period ended June 30, 2010.

These increases were driven by a combination of several factors, including an increase in the price of some products sold in the domestic market, such as methanol and other aromatic products (benzene, toluene and xylene), as well as higher volumes sold in this market, mainly of methanol and alcohols, and an increase in net sales of almost all of our exported products, although the exported volumes were lower than in the first half of 2010 mainly as a result of programmed maintenance works performed in the Aromatics and LAB production plants during the second quarter of 2011. Another positive factor was the increase in transfer prices of products sold to the Refining and Marketing business unit (toluene, methanol) used in the production of liquid fuels. These upsides were partially offset by the higher purchase prices of chemical gasoline and other raw materials paid to the Refining and Marketing business unit, which are used in the production of aromatic products by the Chemical business unit. Additionally, a better operating income was recorded by Profertil (we own 50% of Profertil) due to higher prices of fertilizers sold in the domestic and export market, as well as higher volumes sold in the domestic market, which reflect the higher profits registered by this company in the first half of 2011.

Corporate and others

The operating loss in the six-month period ended June 30, 2011 reached Ps.569 million, a 12.7% increase from the Ps.505 million operating loss registered in the six-month period ended June 30, 2010, mainly as a result of increases in salaries and compensation paid in respect of information technology services contracts in the six-month period ended June 30, 2011, which were partially offset by the higher operating income generated by our wholly owned subsidiary A-Evangelista S.A. compared with the same period in the previous year, mainly due to a higher level of activity pursuant to the contracts this company is carrying out.

Liquidity and Capital Resources

Financial condition

Total debt outstanding as of June 30, 2011 and December 31, 2010 was Ps.10,345 million and Ps.7,789 million, respectively, consisting of short-term debt (including the current portion of long-term debt) of Ps.7,895 million and long-term debt of Ps.2,450 million as of June 30, 2011, and short-term debt of Ps.6,176 million and long-term debt of Ps.1,613 million as of December 31, 2010. As of June 30, 2011 and December 31, 2010, a major part of our debt was denominated in U.S. dollars.

As of June 30, 2010, total debt outstanding reached Ps.7,370 million, consisting of short-term debt (including the current portion of long-term debt) of Ps.5,885 million and long-term debt of Ps.1,485 million.

Since September 2001, we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of June 30, 2011, we had repurchased approximately U.S.$12 million of our outstanding bonds. We may from time to time make additional purchases of, or effect other transactions relating to, our publicly-traded bonds if in our own judgment the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Six-Month Period Ended June 30,

	2011	2010

	(in millions of pesos)
Net cash flows provided by operating activities	3,726	6,000
Net cash flows used in investing activities	(4,740)	(3,287)
Net cash flows used in financing activities	(422)	(1,826)
Net (decrease) / increase in cash and equivalents	(1,436)	887
Cash and equivalents at the beginning of period	2,527	2,145
Cash and equivalents at the end of period	1,091	3,032

Net cash flow provided by operating activities was Ps.3,726 million for the six-month period ended June 30, 2011, compared to Ps.6,000 million for the six-month period ended June 30, 2010. Such variation was mainly due to the increase in the amount paid for the income tax as a result of the higher net income corresponding to year 2010 compared to the same period of 2009.

We used Ps.4,740 million in investing activities in the six-month period ended June 30, 2011 including Ps.4,752 million in fixed asset acquisitions relating mainly to drilling activities in our Exploration and Production business unit, compared to Ps.3,383 million in the same period of 2010.

We believe that our level of working capital will not affect our business operations, mainly as a result of the expected net cash flow provided by operating activities. However, we are currently seeking to extend the maturities of our outstanding financial debt.

Repsol YPF and Petersen Energía have agreed in the shareholders’ agreement entered into by them in connection with the Petersen Transaction (as defined in “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” in our 2010 20-F) to adopt a dividend policy providing for the distribution of 90% of our net income as dividends, starting with our net income for 2007. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” and “Item 8. Financial Information—Dividends Policy” in our 2010 20-F.

The shareholder’s meeting held on January 8, 2008 approved a notes program for an amount up to U.S.$1 billion at any time outstanding. The proceeds of any offerings under this program must be used exclusively to invest in fixed assets and working capital in Argentina or for capital contributions to subsidiaries and affiliated companies that will invest in fixed assets and working capital in Argentina. In September 2009, we issued negotiable obligations under this program in an amount of Ps.205 million, which matured in March 2011. Additionally, in March 2010 we issued two series of notes under the program: one denominated in Argentine pesos and maturing in September 2011, for a total of Ps.143 million, and a second series, denominated in U.S. dollars, for a total of U.S.$70 million, which matures in March 2013. Finally, in June 2011 we issued a new series, denominated in Argentine pesos for a total of Ps.300 million, which matures in December 2012.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt as of June 30, 2011, plus accrued but unpaid interest through June 30, 2011:

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	Expected Maturity Date

	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years

	(in millions of pesos)
Debt	10,345	7,895	1,061	—	770	257	362

Covenants in our indebtedness

Our financial debt generally contains customary covenants for contracts of this nature. With respect to a significant portion of our financial debt (totaling Ps.10,345 million, including accrued interest (long- and short-term debt) as of June 30, 2011), we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In addition, approximately 9.9% of our financial debt outstanding as of June 30, 2011 was subject to financial covenants related to our leverage ratio and debt service coverage ratio.

Our outstanding financial indebtedness also contains customary events of default, including in several cases cross-default provisions, that under certain circumstances could give rise to the acceleration of amounts outstanding and, in certain cases, mandatory prepayment provisions.

Guarantees provided

As of June 30, 2011, we have issued a guarantee in relation to a loan that Central Dock Sud S.A. has borrowed from the European Investment Bank in 2001. As of June 30, 2011 the carrying amount (and maximum potential amount of future payments) of the guarantee was approximately U.S.$11.7 million, consisting of U.S.$10.7 million of principal, plus a 9% cap which covers any sum of interest, commission, liquidated damages, charge or expense or any other sum payable by the borrower to the bank. The guarantee can be called upon in the event Central Dock Sud S.A. fails to pay any guaranteed amounts, when due. The corresponding loan matures in 2013.

Additionally, as of June 30, 2011, we have issued letters of credit in an amount of U.S.$46 million to guarantee environmental obligations, and guarantees in an amount of approximately U.S.$14 million to guarantee the enforcement of contracts from certain controlled companies.

Capital investments and expenditures

The table below sets forth our capital expenditures and investments by activity for the six-month periods ended June 30, 2011 and 2010.

	For the Six-Month Period Ended June 30,

	2011		2010

	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments
Exploration and Production	3,661	75	2,807	80
Refining and Marketing	768	16	463	13
Chemical	363	8	171	5
Corporate and Other	62	1	53	2

Total	4,854	100%	3,494	100%

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements. Our only off-balance sheet arrangements are those described in “—Guarantees provided” above.

Qualitative and Quantitative Disclosure About Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of June 30, 2011, and from which we may incur future gains or losses from changes in market, interest rates or foreign exchange rates. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information—Risk Factors” in our 2010 20-F.

Foreign currency exposure

We generally follow a policy of not hedging our debt obligations in U.S. dollars. In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. As a result, we are currently exposed to risks associated with changes in foreign currency exchange rates. See “Item 3. Key Information—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates” in our 2010 20-F.

The table below provides information about our assets and liabilities denominated in currency other than pesos (principally U.S. dollars) that may be sensitive to changes in foreign exchange rates, as of June 30, 2011.

	Expected Maturity Date

	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined	Total

	(in millions of U.S. dollars)
Assets	1,849	122	—	5	1,976
Accounts payable	1,289	217	108	493	2,107
Debt	1,572	185	250	92	2,099
Other Liabilities(1)	115	3	3	414	535

(1)	Includes U.S.$382 million corresponding to reserves with undetermined maturity.

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Interest rate exposure

Our objective in borrowing under fixed rate debt is to satisfy capital requirements that minimize our exposure to interest rate fluctuations. To achieve our objectives, we have mostly borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions.

The table below provides information about our assets and liabilities as of June 30, 2011 that may be sensitive to changes in interest rates.

	Expected Maturity Date

	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total	Fair Value

	(in millions of pesos)
Assets
Fixed rate
Other Receivables	—	234	28	—	—	—	262	259
Interest rate		0.52-5.11%	0.52%
Variable rate
Other Receivables	21	21	21	21	21	33	137	137
Interest rate	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%
Liabilities
Fixed rate
YPF’s Negotiable Obligations	—	286	—	—	—	360	646	735
Interest rate		4%				10%
Other debt	7,695	124	19	19	19	60	7,936	7,962
Interest rate	0.60-15.30%	1.70-9.38%	9.38%	9.38%	9.38%	9.38%
Variable rate
YPF’s Negotiable Obligations	143	300	—	—	—	—	443	443
	BADLAR(2)	BADLAR(2)
Interest rate	2.00%	2.60%
Other debt	—	369	—	770	257	—	1,396	1,396
Interest rate		Libor+3.35- 5.25%		Libor+4%	Libor+4.50%

(1)	Coeficiente de Estabilización de Referencia (CER), a reference stabilization index established by the Public Emergency Law and published by the Argentine Central Bank.

(2)	Refers to the average interest rate that banks pay for deposits of more than Ps.1 million.

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ITEM 3.	UPDATE OF SELECTED INFORMATION ON THE COMPANY

Exploration and Production

Under our Exploratory Development Program 2010-2014 we have drilled six vertical exploration wells appraising an area of 330 km2 (81,500 acres) in the Vaca Muerta formation, in the Northern area of Loma La Lata, Neuquén province. The results showed initial flows ranging from 200 to 560 barrels of oil equivalent per day (boe/d - average during the first 30 days of production in each well). We can give no assurance that these discoveries will lead to material proved reserves, and, as of the date hereof, no proved reserves have been recognized for the related projects. Proved reserves may be recognized only once the applicable regulations and requirements for recording proved reserves are met. In light of our initial results, YPF will begin a pilot development in an area of 25 Km2 (6,180 acres) and appraise another 200 km2 (49,400 acres). We estimate that about 17 new wells will be drilled and 14 existing wells will be fractured during the remainder of 2011, which is expected to involve an estimated total investment of approximately U.S.$270 million, of which U.S.$100 million have already been invested.

Also as part of the same Exploratory Development Program 2010-2014 which we launched in late 2009, we completed the drilling of a first offshore exploration well in deep water in the Malvinas basin, which had an approximate cost of Ps.200 million for the Company. The drilling of the well, reaching a depth of over 2,000 meters, allowed us to obtain information from which we concluded that there were no hydrocarbons in place. However, the data obtained with this drilling will contribute to the elaboration of a new geological map that is expected to be useful for future operations in this area.

Directors, Senior Management and Employees

On July 29, 2011, Messrs. Miguel Ángel Devesa del Barrio and Raúl Fortunato Cardoso Maycotte resigned from our Board of Directors. Messrs. Miguel Martínez San Martín and Carlos Arnoldo Morales-Gil have been appointed to serve as Directors in our Board.

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ITEM 4.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos—Note 1.a)
(The condensed consolidated statements of income for the six-month periods ended June 30, 2011 and June 30, 2010, are unaudited)

	2011	2010

Net sales (Note 3.h)	26,151	20,484
Cost of sales (Note 9.b)	(18,828)	(13,064)

Gross profit	7,323	7,420
Selling expenses (Note 9.c)	(1,661)	(1,407)
Administrative expenses (Note 9.c)	(911)	(658)
Exploration expenses (Note 9.c)	(324)	(120)

Operating income	4,427	5,235
Income on long-term investments	57	80
Other (expense), income net	(115)	11
Financial income (expense), net and holding gains:
Gains on assets
Interests	59	62
Exchange differences	261	134
Holding gains on inventories	452	152
Losses on liabilities
Interests	(442)	(451)
Exchange differences	(370)	(301)
Net income before income tax	4,329	4,922
Income tax	(1,575)	(1,733)

Net income	2,754	3,189

Earnings per share (Note 1.a)	7.00	8.11

The accompanying notes are an integral part of these condensed financial statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2011 AND DECEMBER 31, 2010
(Amounts expressed in million of Argentine pesos—Note 1.a)
(The condensed consolidated balance sheet as of June 30, 2011, is unaudited)

	2011	2010

Current Assets
Cash	395	570
Investments (Note 3.a)	696	1,957
Trade receivables (Note 3.b)	4,051	3,322
Other receivables (Note 3.c)	4,263	3,089
Inventories (Note 3.d)	5,056	3,865

Total current assets	14,461	12,803

Noncurrent Assets
Trade receivables (Note 3.b)	27	28
Other receivables (Note 3.c)	1,111	1,587
Investments (Note 3.a)	610	594
Fixed assets (Note 3.e)	33,284	31,567
Intangible assets	9	10

Total noncurrent assets	35,041	33,786

Total assets	49,502	46,589

Current Liabilities
Accounts payable (Note 3.f)	8,882	7,639
Loans (Note 3.g)	7,895	6,176
Salaries and social security	354	421
Taxes payable	1,270	2,571
Contingencies	329	295

Total current liabilities	18,730	17,102

Noncurrent Liabilities
Accounts payable (Note 3.f)	6,111	5,616
Loans (Note 3.g)	2,450	1,613
Salaries and social security	171	168
Taxes payable	479	523
Contingencies	2,523	2,527

Total noncurrent liabilities	11,734	10,447

Total liabilities	30,464	27,549
Shareholders’ Equity (per corresponding statements)	19,038	19,040

Total liabilities and shareholders’ equity	49,502	46,589

The accompanying notes are an integral part of these condensed financial statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Amounts expressed in million of Argentine pesos—Note 1.a)
(The condensed consolidated statements of cash flows for the six-month periods ended June 30, 2011 and June 30, 2010, are unaudited)

	2011	2010

Cash Flows from Operating Activities
Net income	2,754	3,189
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(57)	(80)
Depreciation of fixed assets	2,573	2,685
Consumption of materials and fixed assets retired net of allowances	467	224
Income tax	1,575	1,733
Increase in accruals	459	542
Changes in assets and liabilities:
Trade receivables	(661)	37
Other receivables	(628)	(788)
Inventories	(1,191)	(794)
Accounts payable	1,427	528
Salaries and social security	(64)	(35)
Taxes payable	(277)	(154)
Decrease in accruals	(429)	(382)
Interests, exchange differences and others	394	359
Dividends from long-term investments	27	8
Income tax payments	(2,643)	(1,072)

Net cash flows provided by operating activities	3,726 (1)	6,000 (1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(4,752)	(3,383) (2)
Investments (non cash and equivalents)	12	96

Net cash flows used in investing activities	(4,740)	(3,287)

Cash Flows used in Financing Activities
Payment of loans	(7,244)	(5,676)
Proceeds from loans	9,575	6,013
Dividends paid	(2,753)	(2,163)

Net cash flows used in financing activities	(422)	(1,826)

(Decrease) Increase in Cash and Equivalents	(1,436)	887

Cash and equivalents at the beginning of year	2,527	2,145
Cash and equivalents at the end of period	1,091	3,032

(Decrease) Increase in Cash and Equivalents	(1,436)	887

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (193) and (151) corresponding to interest cash payments for the six-month periods ended June 30, 2011 and 2010, respectively.
(2)	Includes 84 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 5.c), for the six-month period ended June 30, 2010.

The accompanying notes are an integral part of these condensed financial statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(Amounts expressed in million of Argentine pesos—Note 1.a, except for per share amount in pesos)
(The condensed consolidated statements of change in shareholders’ equity for the six-month periods ended
June 30, 2011 and June 30, 2010, are unaudited)

2011

Shareholders’ Contributions

	Subscribed capital	Adjustment to contributions	Issuance premiums	Total

Balances at the beginning of year	3,933	7,281	640	11,854
As decided by the Board of Directors’ meeting of April 14, 2010:
– Cash Dividends (5.50 per share)	—	—	—	—
As decided by the Ordinary Shareholders’ meeting of April 26, 2011:
– Absorption of the effect of cumulative effect of changes in accounting policy (Note 1.b)	—	(1,180)	—	(1,180)
– Reversal of Legal reserve	—	—	—	—
– Reversal of Reserve for future dividends	—	—	—	—
– Appropriation to Reserve for future dividends	—	—	—	—
As decided by the Board of Directors’ meeting of April 26, 2011:
– Cash Dividends (7.00 per share)	—	—	—	—
Net decrease in deferred earnings (Note 2.i)	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	6,101	640	10,674

	2011					2010

	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity	Total shareholders’ equity

Balances at the beginning of year	2,243	(263)	596	4,610	19,040	17,701
As decided by the Board of Directors’ meeting of April 14, 2010:
– Cash Dividends (5.50 per share)	—	—	—	—	—	(2,163)
As decided by the Ordinary Shareholders’ meeting of April 26, 2011:
– Absorption of the effect of cumulative effect of changes in accounting policy (Note 1.b)	—	—	—	1,180	—	—
– Reversal of Legal reserve	(236)	—	—	236	—	—
– Reversal of Reserve for future dividends	—	—	(596)	596	—	—
– Appropriation to Reserve for future dividends	—	—	6,622	(6,622)	—	—
As decided by the Board of Directors’ meeting of April 26, 2011:
– Cash Dividends (7.00 per share)	—	—	(2,753)	—	(2,753)	—
Net decrease in deferred earnings (Note 2.i)	—	(3)	—	—	(3)	(2)
Net income	—	—	—	2,754	2,754	3,189

Balances at the end of period	2,007	(266)	3,869	2,.754	19,038	18,725

The accompanying notes are an integral part of these condensed financial statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND COMPARATIVE INFORMATION
(Amounts expressed in million of Argentine pesos, except where otherwise indicated—Note 1.a)
(The condensed consolidated financial statements as of June 30, 2011 and June 30, 2010, are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES AND CHANGE IN ACCOUNTING POLICY

a.	Significant accounting policies

The financial statements of YPF Sociedad Anónima (“YPF”) and its controlled and jointly controlled companies (the “Company”) have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”), and taking into consideration the regulations of the National Securities Commission (“CNV”).

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of this filing, individual financial statements have been omitted since they are not required for the United States Securities and Exchange Commission (“SEC”) reporting purposes.

Furthermore, certain disclosures required by Argentine GAAP have been omitted for purposes of these condensed consolidated financial statements, since they are not required for SEC interim-period reporting purposes.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”, subsequently modified by Technical Resolution No. 29 dated December 3, 2010. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 dated July 1, 2010), for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for YPF for the fiscal year beginning on January 1, 2012.

The accompanying condensed consolidated financial statements are unaudited, but reflect all the adjustments which, in the opinion of Management, are necessary to present the condensed consolidated financial statements on a consistent basis with the audited annual financial statements. Certain notes and other information have been condensed or omitted in these condensed consolidated financial statements; therefore, they should be read in conjunction with the Company’s 2010 Annual Report on Form 20-F filed with the SEC.

Comparative information as of December 31, 2010, derives from YPF’s audited financial statements included in the mentioned Annual Report on Form 20-F.

Presentation of financial statements in constant Argentine pesos

The condensed consolidated financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the FACPCE and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Basis of consolidation

Following the methodology established by Technical Resolution No. 21 of the FACPCE, YPF has consolidated its balance sheets and the related statements of income and cash flows as follows:

•	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to YPF’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

The accompanying notes are an integral part of these condensed financial statements.

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•	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of YPF’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering the elimination of intercompany profits, transactions, balances and other consolidations adjustments. The effect of this proportional consolidation for the six-month period ended June 30, 2011 and comparative information, is disclosed in Note 6.b.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholder’s equity in the account “Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains (losses) on assets—Exchange differences”.

The condensed consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which could have produced changes on the latter’s shareholders’ equity.

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments to the accounting information have been made to conform the accounting principles used by these companies to those of YPF. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign subsidiaries’ financial statements and the recognition of the deferred income tax liability related to the difference between book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes (Note 1.b) corresponding to the controlled and jointly controlled companies.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Subsidies and incentives are recognized as sales in the income statement in the period in which the conditions for obtaining them are accomplished.

Revenues and costs related to construction activities, performed by a domestic subsidiary of YPF, are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed as soon as they become evident.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses.

The accompanying notes are an integral part of these condensed financial statements.

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Production concession and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concession and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to the Provinces or the Nation, depending on the location. Exploration permits may have a term of up to 14 years (17 years for off shore exploration) and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 5.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, investments, trade receivables, other receivables and current liabilities approximates its fair value due to the short maturity of these instruments. As of June 30, 2011 and December 31, 2010 the fair value of loans payable estimated based on market prices or current interest rates at the end of each period or year amounted to 10,416 and 7,862, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Apart from receivables due from the Argentine Government related to the subsidies on gas oil sales provided by the Argentine Government to the public transportation according to Executive Decree No. 652/02 and its amendments, and the participation in the Petroleum and Refining Plus Programs established by Decree No. 2014/2008 and its regulations, among others, which are included in trade receivables and in Note 3.c “Tax credits, export rebates and production incentives”, respectively, the Company’s customer base is dispersed.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the six-month periods ended as of June 30, 2011 and 2010.

b.	Change in account policy

In relation to the implementation of IFRS above mentioned, General Resolution No. 576/10 establishes that companies which, in accordance with generally accepted accounting principles in Argentina, had adopted the option to disclose in a note to the financial statements the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes shall recognize such liability with a debit to unappropriated retained earnings. The resolution also establishes that such recognition may be recorded in any interim or annual period until the transition date to IFRS is met, inclusive. Additionally, the resolution above mentioned establishes that, as an exception, the Ordinary Shareholders’ meeting that considers the financial statements for the fiscal year in which the deferred income tax liability is accounted for, can record such debit in unappropriated retained earnings into capital accounts not represented by shares (capital stock) or into retained earnings accounts, not providing a predetermined order for such accounting.

During 2010, the Company has recorded the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes.

The accompanying notes are an integral part of these condensed financial statements.

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According to generally accepted accounting principles in Argentina, the effect of changes in the accounting policies must be recorded with retrospective effect as of the beginning of the first fiscal year presented. As a result of the adoption of the resolution above mentioned, the unappropriated retained earnings as of the end of each period/year have been modified as follows:

	Unappropriated retained earnings

	(Loss)

	as of June 30, 2010	as of December 31, 2009

Deferred income tax liability—YPF and controlled and jointly controlled companies	(998)	(1,086)
Deferred income tax liability—Investments in companies under significant influence companies	(86)	(94)

	(1,084)	(1,180)

As a result of this change in accounting policy, net income for the six month period ended June 30, 2010 increased by 96.

The condensed consolidated financial statements as of June 30, 2010, have been modified to give retrospective effect to the change in accounting policy previously mentioned, and have been furnished to the SEC in the report on Form 6K dated March 14, 2011 (SEC Accession No. 0001208646-11-000115).

Consequently, information regarding the six month period ended June 30, 2010, presented in these financial statements for comparative purposes, corresponds to the amounts presented in the mentioned Form 6K. The modification of comparative information does not imply any change to statutory decisions already taken.

The Ordinary Shareholders’ meeting held on April 26, 2011, decided the absorption of the effect corresponding to the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes in the “Adjustment to contributions” account, which had been originally recorded in the “Unappropriated retained earnings” account during the year ended December 31, 2010, as mentioned previously in this note, for an amount of 1,180. Additionally, as a consequence of the previously mentioned adoption, the Shareholders’ meeting decided the reversal of the Legal Reserve for 236, to adequate its balance to legal requirements.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the condensed consolidated financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Investments with price quotation have been valued at fair value as of the end of each period or year.

–	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each period or year. Exchange differences have been credited (charged) to current income.

When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

–	Refined products, products in process, crude oil and natural gas have been valued at current production cost or replacement cost, as applicable, as of the end of each period or year.

The accompanying notes are an integral part of these condensed financial statements.

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–	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

c)	Noncurrent investments:

These include the Company’s investments in companies under significant influence and holdings in other companies. These investments have been valued using the equity method, except for holdings in other companies, which have been valued at acquisition cost remeasured as detailed in Note 1.a.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since the Company exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, lower activity expectations, events of default on certain debts and the de-dollarization and freezing of certain utility rates.

Holdings in preferred shares have been valued at equity method considering the provisions defined in the respective bylaws.

If necessary, adjustments have been made to the accounting information to conform the accounting principles used by companies under significant influence to those of the Company. Main adjustments are related to the recognition of the deferred income tax liability related to the difference between the book value of fixed assets remeasured into constant Argentine pesos and the corresponding historical cost used for tax purposes (Note 1.b).

The investments in companies under significant influence, have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related companies which have produced changes on the latter shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

d)	Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1.a, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 9.a. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

The accompanying notes are an integral part of these condensed financial statements.

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Oil and gas producing activities

–	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. As of the issuance date of these condensed consolidated financial statements, exploratory wells capitalized for more than one year after the completion of the drilling are not significant.

–	Intangible drilling costs applicable to productive wells and to development dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	The capitalized costs related to areas with unproved reserves are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

–	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

–	Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

–	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections of refineries, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to the next major inspection.

Renewals and betterments that extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The accompanying notes are an integral part of these condensed financial statements.

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The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4, does not exceed their estimated recoverable value.

e)	Salaries and Social Security—Benefit plans:

YPF Holdings Inc., which has operation in the United States of America, has certain defined-benefit plans and postretirement and postemployment benefits.

The funding policy related to the defined-benefit plans as of June 30, 2011, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the postretirement and postemployment benefits, and consequently, payments related to them are funded as claims are notified.

The plans above mentioned are valued at net present value, are accrued on the years of active service of employees and are disclosed as non-current liabilities in the “Salaries and social security” account. The actuarial losses and gains related to the changes in actuarial assumptions for each year are recognized in “Other (expense) income, net” account in the statement of income. YPF Holdings Inc. updates the actuarial assumptions at the end of each year.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. During 2010, and as indicated in Note 1.b, the Company has retrospectively recorded the deferred income tax liability referred to above.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income; consequently, the Company has not recorded any charge for this latter tax.

The accompanying notes are an integral part of these condensed financial statements.

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Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 5.c, “Agreements for the extension of concessions”). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate the royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides that when the WTI international price exceeds the reference price which is fixed at US$ 60.9 per barrel, the producer shall be allowed to collect at US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government as an export tax. If the WTI international price is under the reference price but over US$ 45 per barrel, a 45% withholding rate will apply. If such price is under US$ 45 per barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and accruals:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Accruals for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Accruals for losses are required to be accounted at the discounted value as of the end of each period or year, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

The accompanying notes are an integral part of these condensed financial statements.

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i)	Shareholders’ equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1.a, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account, which additionally includes the absorption of the effect corresponding to the income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes. Such effect had been originally recorded in the “Unappropriated retained earnings” account during the year ending December 31, 2010, as established by General Resolution No. 576/2010 (additionally see Note 1.b).

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of the investments in non-integrated foreign companies.

j)	Statement of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

–	Depreciation of non-monetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.a.

–	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains (losses) on inventories” account.

–	Income (loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income (loss) on long-term investments” account.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the condensed consolidated financial statements are as follows:

Balance Sheets as of June 30, 2011 and December 31, 2010

a) Investments:	2011				2010

	Current		Noncurrent		Current		Noncurrent

Short-term investments	696	(1)	33	(4)	1,957	(1)	45	(4)
Long-term investments	—		635	(2)(3)	—		628	(2)
Allowance for reduction in value of holdings in long-term investments	—		(58)	(2)(3)	—		(79)	(2)

	696		610		1,957		594

(1)	Corresponds to investments with an original maturity of less than three months.
(2)	In addition to those companies under significant influence and other companies detailed in Exhibit C to the primary financial statements, includes the interest in Gas Argentino S.A. (“GASA”). On May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009. The book value of this investment has been fully reserved.
(3)	In June 2011, YPF Inversora Energética S.A., a wholly owned subsidiary of YPF, subscribed an option with BG Inversiones Argentinas S.A. and BG Argentina S.A., pursuant to which it obtained the right to acquire the interest these companies maintain in GASA, in which case YPF Inversora Energética S.A.’s interest in GASA would increase up to 100%, subject to the fulfillment of certain preceding conditions established for the execution of such option.
(4)	Corresponds to restricted cash as of June 30, 2011, and December 31, 2010, which represents bank deposits used as guarantees given to government agencies.

The accompanying notes are an integral part of these condensed financial statements.

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b)	Trade receivables:

	2011		2010

	Current	Noncurrent	Current	Noncurrent

Accounts receivable	4,217	27	3,450	28
Related parties	324	—	339	—

	4,541	27	3,789	28
Allowance for doubtful trade receivables	(490)	—	(467)	—

	4,051	27	3,322	28

c)	Other receivables:

	2011		2010

	Current	Noncurrent	Current	Noncurrent

Tax credits, export rebates and production incentives	2,563	215	1,882	814
Trade	153	—	178	—
Prepaid expenses	272	73	174	78
Concessions charges	9	30	17	27
Related parties	184	271	151	256
Loans to clients	28	63	26	70
Trust contributions—Obra Sur	21	116	13	115
Advances to suppliers	235	—	250	—
Collateral deposits	147	53	165	56
Advances and loans to employees	79	—	51	—
Receivables with partners in joint ventures	137	232	—	94
Miscellaneous	528	73	275	93

	4,356	1,126	3,182	1,603
Allowance for other doubtful accounts	(93)	—	(93)	—
Allowance for valuation of other receivables to their estimated realizable value	—	(15)	—	(16)

	4,263	1,111	3,089	1,587

d)	Inventories:

	2011	2010

Finished products	3,339	2,377
Crude oil and natural gas	1,081	1,061
Products in process	50	67
Raw materials, packaging materials and others	586	360

	5,056	3,865

e)	Fixed assets:

	2011	2010

Net book value of fixed assets (Note 9.a)	33,378	31,669
Allowance for unproductive exploratory drilling	—	(3)
Allowance for obsolescence of material and equipment	(94)	(99)

	33,284	31,567

The accompanying notes are an integral part of these condensed financial statements.

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f)	Accounts payable:

	2011		2010

	Current	Noncurrent	Current	Noncurrent

Trade	7,380	40	6,170	34
Hydrocarbon wells abandonment obligations	174	5,512	243	5,228
Related parties	271	—	309	—
Investments in companies with negative shareholders’ equity	—	—	5	—
From joint ventures and other agreements	443	—	409	—
Environmental liabilities	266	210	302	205
Miscellaneous	348	349	201	149

	8,882	6,111	7,639	5,616

g)	Loans:

			2011		2010

	Interest rates(1)	Principal maturity	Current	Noncurrent	Current	Noncurrent

Negotiable Obligations(2)	4.00-14.00%	2011 - 2028	155	949	361	626
Related parties	—	—	—	—	458	97
Other financial debts	0.60-15.30%	2011 - 2016	7,740	1,501	5,357	890

			7,895	2,450	6,176	1,613

(1)	Annual interest rate as of June 30, 2011.
(2)	Disclosed net of 50 and 52, corresponding to YPF outstanding Negotiable Obligations, repurchased through open market transactions as of June 30, 2011 and December 31, 2010, respectively.

Details regarding the Negotiable Obligations of YPF are as follows:

M.T.N. Program		Issuance				2011		2000

Year	Amount	Year	Principal Value	Interest Rate(1)	Principal Maturity	Current	Noncurrent	Current	Noncurrent

(in million)

1997	US$ 1,000	1998	US$ 100	10.00%	2028	6	361	7	348
2008	US$ 1,000	2009	$ 205	—	—	—	—	205	—
2008	US$ 1,000	2010	$ 143	13.18%(2)	2011	144	—	144	—
2008	US$ 1,000	2010	US$ 70	4.00%	2013	4	288	5	278
2008	US$ 1,000	2011	$ 300	14.00%(2)	2012	1	300	—	—

						155	949	361	626

(1)	Interest rate as of June 30, 2011.
(2)	Accrues interest at a variable interest rate of BADLAR plus a spread between 2.00% and 2.60%.

In connection with the issued Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders representing a percentage that varies between 10% and 25% of the total principal amount of the outstanding Negotiable Obligation may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change, cross-default clauses and compliance with certain financial ratios. Almost all of YPF’s outstanding debt is subject to this kind of clauses.

The accompanying notes are an integral part of these condensed financial statements.

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The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina.

On September 24, 2009, YPF issued under the mentioned program the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos, which as of June 30, 2011 have been fully paid. Additionally, on March 4, 2010, the Company issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the pricing supplement relating to the classes of Negotiable Obligations previously mentioned. Additionally, within the previously mentioned program on June 21, 2011, the Company issued Negotiable Obligations “Class V” at variable rate, with final maturity in 2012, for an amount of 300 million. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

Statements of Income as of June 30, 2011 and 2010

h)	Net sales:

	Income (Expense)

	2011	2010

Sales	28,169	22,214
Turnover tax	(762)	(560)
Hydrocarbon export withholdings	(1,256)	(1,170)

	26,151	20,484

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its reporting structure into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administrative costs and assets, and construction activities.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total

Six-month period ended June 30, 2011
Net sales to unrelated parties	2,526	20,715	1,122	798	—	25,161
Net sales to related parties	511	479	—	—	—	990
Net intersegment sales	8,999	761	999	232	(10,991)	—

Net sales	12,036	21,955	2,121	1,030	(10,991)	26,151

Operating income (loss)	2,853	1,736	581	(569)	(174)	4,427
Income on long-term investments	53	4	—	—	—	57
Depreciation	2,160	299	51	63	—	2,573
Acquisitions of fixed assets	3,559	768	363	62	—	4,752
Assets	26,892	18,580	3,177	2,087	(1,234)	49,502

The accompanying notes are an integral part of these condensed financial statements.

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Six-month period ended June 30, 2010
Net sales to unrelated parties	2,347	15,965	917	327	—	19,556
Net sales to related parties	482	446	—	—	—	928
Net intersegment sales	8,323	781	904	156	(10,164)	—

Net sales	11,152	17,192	1,821	483	(10,164)	20,484

Operating income (loss)	3,480	1,902	404	(505)	(46)	5,235
Income on long-term investments	72	8	—	—	—	80
Depreciation	2,310	263	52	60	—	2,685
Acquisitions of fixed assets	2,638	463	171	53	—	3,325
Year ended December 31, 2010
Assets	26,245	14,043	2,779	4,624	(1,102)	46,589

Export sales, net of withholdings taxes for the six-month periods ended June 30, 2011 and 2010 were 3,435 and 3,076, respectively. Export sales were mainly to the United States of America and Brazil.

5.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of June 30, 2011, the Company has accrued 2,852 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

–	Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has accrued an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

–	Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

–	Natural gas market: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

The accompanying notes are an integral part of these condensed financial statements.

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As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, and some of them, have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

Among them, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection. On April 6, 2011, the Arbitration tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and Transportadora de Gas del Mercosur (“TGM”) desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the fulfillment of contractual obligations and the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint with ENARGAS. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. In addition,Nación Fideicomisos S.A. had initiated a claim against YPF in relation to payments for natural gas transportation services. A mediation hearing finished without arriving to an agreement, concluding the prejudicial steps. In YPF’s Management opinion, the mentioned claims received up to date will not have a material adverse effect on future results of operations.

Regarding this issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Sulgas/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the Teoría de la Imprevisión available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

The accompanying notes are an integral part of these condensed financial statements.

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In addition, there are other claims in connection with the natural gas market in which YPF is party, which are not individually significant.

As of June 30, 2011, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

–	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of the Privatization Law No 24,145. YPF has accrued the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, is recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government. In addition, other 35 judicial claims related to similar matters have been brought against YPF amounting to approximately 19. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations.

–	Environmental contingencies and other claims of YPF Holdings Inc.- a wholly owned subsidiary of YPF.

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

The accompanying notes are an integral part of these condensed financial statements.

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YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of June 30, 2011, accruals for the environmental contingencies and other claims totaled approximately 703. YPF Holdings Inc.’s Management believes it has adequately accrued for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such accruals in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has accrued approximately 58 as of June 30, 2011, in connection with such activities.

Passaic River, New Jersey. Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by the remedial investigation and feasibility study (“RIFS”) being performed and funded by Tierra and a number of other entities of the lower portion of the Passaic River pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated an interim allocation of RIFS costs among themselves based on a number of considerations. The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). As of June 30, 2011, 70 entities, including Tierra, have agreed to participate in the RIFS in connection with the PRRP.

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area. For this reason, during the first semester of 2011, Maxus and Tierra negotiated with the EPA, on behalf of Occidental, a draft Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which is in near final form. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that, upon its signing by the EPA, there will be no further obligations to be performed under the 1994 AOC. Tierra estimates that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to complete. Pursuant to an agreement with the cooperating parties group for the 2007 AOC, Tierra will be responsible for 50% of the cost of the CSO AOC.

The accompanying notes are an integral part of these condensed financial statements.

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In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held, however, no agreement has been reached or is assured.

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and portions of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. Tierra proposed to the other parties that, for the third stage of the RIFS undertaken in Newark Bay, the costs be allocated on a per capita basis. As of the date of issuance of these financial statements, the parties have not agreed to Tierra’s proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties working under the 2007 AOC, submitted comments on the legal and technical defects of the draft FFS to EPA. In light of these comments, EPA decided to initiate its review and informed that a revised remedy proposal will be forthcoming during the first semester of 2012. Tierra will respond to any further EPA proposal as may be appropriate at that time.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged have a liability for natural resources damages, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement.

In June 2008, the EPA, Occidental, and Tierra entered into an AOC (“Removal AOC”), pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards (153,000 cubic meters) of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and is expected to be completed by the end of 2012. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the Removal AOC, the EPA has required the provision of financial assurance in the amount of US$ 80 million for the performance of the removal work. The Removal AOC provides that the initial form of financial assurance is to be provided through a trust fund. As of June 30, 2011, US$ 32 million has been funded (thereby reducing the accrual in a similar amount) and additional US$ 10 million

The accompanying notes are an integral part of these condensed financial statements.

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must be contributed every six months, until the completion of the US$ 80 million. The total amount of required financial assurance may be increased or decreased over time if the anticipated cost of completing the removal work contemplated by the Removal AOC changes. Tierra may request modification of the form and timing of financial assurance for the Removal AOC. During 2010, with EPA approval, letters of credit to provide financial assurance have been issued, in order to avoid the restriction of additional funds. During the removal action, contaminants which may have come from sources other than the former Diamond Alkali plant, will necessarily be removed. YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of the date of issuance of these financial statements, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, alleging a contamination supposedly related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. In March 2008, the Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and Tierra filed their responses. DEP has not placed dollar amounts on all its claims, but it has (a) contended that a US$ 50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 118 million in past “cleanup and removal costs”, (c) is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages, (d) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts and, (e) is seeking reimbursement for external legal fees paid. In October 2010, a number of public third-party defendants filed a motion to sever and stay and the DEP joined their motion, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the assistant judge in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order XVII (“CMO XVII”), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials. Phase One will determine liability and Phase Two will determine damages. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against Tierra on liability under the Spill Act. In addition. Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. At a hearing that took place on July 15, 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability allegation cannot be made if the nexus between any discharge and the alleged damage is not established.

As of June 30, 2011, there are approximately 417 accrued, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, and the estimated costs related to the agreement, as well as certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently accrued.

The accompanying notes are an integral part of these condensed financial statements.

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Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. DEP has identified over 200 sites in Hudson and Essex Counties alleged to contain chromite ore processing residue either from the Kearny Plant or from plants operated by two other chromium manufacturers.

The DEP, Tierra and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at 40 chromite ore sites in Hudson and Essex Counties alleged to be impacted by the Kearny Plant operations.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement in principle, for which Tierra, on behalf of Occidental, will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million. This agreement in principle has been memorized in a draft Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey Register on June 20, 2011 and is waiting for final approval.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Tierra has submitted work plans for additional sampling requested by the DEP and is presently awaiting DEP comments.

In March 2008, the DEP approved an interim response action plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. As of the date of issuance of these financial statements, work on the interim response action has begun. This Adjacent Property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The parties have responded and are awaiting discussion with the EPA as to the scope of activities. At this time, it is unknown if work beyond what was agreed to with the DEP will be required.

As of June 30, 2011, there are approximately 86 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

The accompanying notes are an integral part of these condensed financial statements.

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Painesville, Ohio. In connection with the Chemical’s operation until 1976 of one chromite ore processing plant (“Chrome Plant”), the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. OEPA has divided the Painesville Work Site into 20 operable units, including operable units related to groundwater. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific operable units within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects related to investigation, remediation, or operation and maintenance activities for each operable unit within the Site, additional amounts will need to be accrued.

Over fifteen years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has accrued a total of 59 as of June 30, 2011 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its accrual as may be necessary.

Other Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment was approved, specifying the restoration projects to be implemented. During the first semester of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. This Consent Decree, when signed, will incorporate by reference the Final Damage Assessment and Restoration Plan/Environmental Assessment which specifies the restoration projects to be implemented. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of June 30, 2011, YPF Holdings Inc. has accrued 18 for its estimated share of remediation activities associated with Greens Bayou facility.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has accrued 7 as of June 30, 2011 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any, it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of June 30, 2011, YPF Holdings Inc. has accrued approximately 2 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

The accompanying notes are an integral part of these condensed financial statements.

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Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of June 30, 2011, YPF Holdings Inc. has accrued 12 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current accruals for this matter. Maxus has paid approximately US$ 17 million to Occidental, and remains in discussions with Occidental regarding additional costs for US$ 0.3 million. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of June 30, 2011 YPF Holdings Inc. has accrued approximately 1 in respect to these matters.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidental’s allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus filed its notice of appeal, which remains pending. As of June 30, 2011, YPF Holdings Inc. has accrued 16 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. accruals legal contingences and environmental situations that are probable and can be reasonably estimated.

–	Tax claims. the Company has received several claims from de Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of these financial statements.

The accompanying notes are an integral part of these condensed financial statements.

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Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

–	Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution.

–	Dock Sud environmental claims: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“litispendentia”); and,

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

The accompanying notes are an integral part of these condensed financial statements.

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–	Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata refinery requested: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery, which is described in “La Plata and Quilmes environmental claims”.

–	Hydrocarbon’s concessions—Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

The accompanying notes are an integral part of these condensed financial statements.

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Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges and, on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending. On September 16, 2010, YPF submitted a presentation and requested the termination of this claim based on: (a) the amounts invested in the four areas between 2007 and 2010 and (b) the actions taken as regards the environmental matters. More recently, YPF submitted a new presentation providing an updated information on the amounts invested in 2010, expected investments in exploratory activity for 2011 and for the period 2011-2016, requesting the resolution of a claim against the intervention of the Hydrocarbon’s Secretariat in all the issues under investigation by the provincial environmental authority (CODEMA), and making a new request for the termination of this claim.

–	Claims related to the gas market:

In addition to the information described under the title “Natural gas market” in this note, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Restrictions, the Company has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which, according to Management estimates, constitute in some cases contingencies with possible outcome, the Company is also involved in the following litigations related to the natural gas market:

–	Arbitration process initiated by TGM: YPF was notified of an arbitration process brought by TGM against YPF before the International Chamber of Commerce (“ICC”), claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest until the date of payment, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gás do Estado do Río Grande do Sul (“Sulgás”) of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal: i) that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and ii) that AESU/Sulgás be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted and the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, among others, is solved. On the same date, TGM submitted a similar request. On February 14, 2011, YPF was notified of the Arbitration Tribunal’s decision to sustain the Company’s motion, therefore suspending the proceeding until the arbitration brought by YPF is solved. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion and determined the consolidation

The accompanying notes are an integral part of these condensed financial statements.

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of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration.

–	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

–	Users and Consumers’ Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 333), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

–	Compañía Mega claim: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the event of force majeure. Despite the fact that the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

The accompanying notes are an integral part of these condensed financial statements.

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–	Other claims. YPF has been subject to claims related to the lack of payment to employees who, according to the interpretation made by the plaintiffs, were entitled to wages for not being able to benefit from their time to rest while on duty. The labor authority has issued an arbitral award imposing on the Company the payment of the hours during which the employees were on duty as actually worked time. YPF has submitted a motion to declare the decision null, which has been rejected. Due to the foregoing, YPF has filed a lawsuit requesting the judge declared the administrative decision void as well as a preliminary injunction. As the said lawsuit was rejected, the Company has appealed that decision. The judge granted the appeal, declaring the formal admissibility of the lawsuit filed by YPF, as well as granting the preliminary injunction requested, while establishing a supersedeas bond. On July 11, 2011 we were notified of a ruling of the First Instance judge, which granted the preliminary injunction and declared the arbitral award null. This ruling has not been confirmed. Based on the previous evidence, our Management believes that this matter will not have an adverse effect on our results of operations.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these financial statements, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 5,686 as of June 30, 2011, the Company has accrued 476 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

c)	Contractual commitments and regulatory requirements:

–	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract.

In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, are charged to the income of the year in which are identified.

The accompanying notes are an integral part of these condensed financial statements.

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–	Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 5.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas, as follows. By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programming do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogramming and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way. YPF has challenged the validity of Resolution No. 1410/2010.

The accompanying notes are an integral part of these condensed financial statements.

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–	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

–	Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

–	Agreements of extension of concessions: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata—Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

Additionally, in 2008 and 2009, the Company entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions the Company undertook the following commitments upon the execution of the

The accompanying notes are an integral part of these condensed financial statements.

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agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions; and iv) to make Corporate Social Responsibility contributions to the Province of Neuquén in a total amount of US$ 23 million.

–	Extension of Exploitation Concessions in the province of Mendoza: In April 2011, YPF entered into a Memorandum of Agreement with the province of Mendoza to extend the term of the exploitation concessions identified below, and the transportation concessions located within the province, which will become effective upon its approval, through the issuance of the corresponding executive decree, in a maximum term of 90 days. Such decree was published in July 2011.

The Memorandum of Agreement between YPF and the province of Mendoza provides the following:

–	Concessions involved: el Portón, Barrancas, Cerro Fortunoso, el Manzano, La Brea, Llancanelo, Llancanelo R, Puntilla de Huincán, Río Tunuyan, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra, Puesto Hernández and La Ventana;

–	Exploitation and transportation concessions terms are extended for a 10-year term; and

–	YPF has undertaken: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately of US$ 135 million, on the date specified in the Memorandum of Agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas affected by the Memorandum of Agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the Memorandum of Agreement; (iv) to donate US$ 16 million to a “Social Infrastructure Investment Fund”, payable on the same dates, terms and conditions as the initial payments. Such donations are aimed at satisfying education, health, sports, culture, equipment and other community needs in the province of Mendoza, and; (v) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the Memorandum of Agreement.

d)	Operating leases:

As of June 30, 2011, the main lease contracts correspond to the rental of oil and gas production and drilling equipment, ships, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the six month period ended June 30, 2011, amounted to 676 and have been recognized in “Rental of real estate and equipment” and “Operation services and other service contracts”.

As of June 30, 2011, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years

Estimated future payments	1,047	552	227	111	40	64

The accompanying notes are an integral part of these condensed financial statements.

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6.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The condensed consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The differences between Argentine GAAP and U.S. GAAP are reflected in the amounts provided in Notes 7 and 8 and principally relate to the items discussed in the following paragraphs:

a.	Functional and reporting currency

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”), as mentioned in Note 1. Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of each period.

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Accounting Standard Codification (“ASC”) No. 830, “Foreign Currency translation” (“ASC No. 830”). Therefore, the Company has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of June 30, 2011, June 30, 2010 and December 31, 2010, prepared in accordance with Argentine GAAP by applying the procedures specified in ASC No. 830. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiaries and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”) as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of ASC No. 830. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 4.11 and 3.98 to US$ 1, as of June 30, 2011 and December 31, 2010. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included in OCI as a component of shareholders’ equity.

b.	Proportional consolidation

As discussed in Note 1.a, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, revenues, income, costs and expenses of investees in which joint control is held. Under U.S. GAAP these investees are accounted for by the equity method. The mentioned proportional consolidation generated under Argentine GAAP an increase of 1,047 and 966 in total assets and total liabilities as of June 30, 2011 and December 31, 2010, respectively, and an increase of 943 and 702 in net sales and 346 and 300 in operating income for the six-month periods ended June 30, 2011 and 2010, respectively.

c.	Valuation of inventories

As described in Note 2.b, the Company values its inventories of refined products for sale, products in process of refining and separation, crude oil and natural gas at replacement cost provided that does not exceed net realizable value. Under U.S. GAAP, these inventories should be valued at the lower of cost or market, which is defined as replacement cost, provided that it does not exceed net realizable value or is not less than net realizable value reduced by a normal profit margin. As the turnover ratio of inventories is high, there have been no significant differences between inventories valued at replacement cost and at historical cost using first in first out (“FIFO”) method for the periods and year presented.

The accompanying notes are an integral part of these condensed financial statements.

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d.	Impairment of long-lived assets

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to long-lived assets that are held as pending for sale or disposal, the Company’s policy is to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, for impairment purposes, oil properties are grouped into a unique cash generating unit and gas properties are grouped by basin, considering logistics restrictions. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of ASC No. 360, “Accounting for the Impairment of Long-Lived Assets”, by comparing the net book value of such an asset with the expected undiscounted cash flow. If the book value exceeds the expected undiscounted cash flow, then the impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, the Company estimates them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

There were no impairment charges under U.S. GAAP for the six-month periods ended June 30, 2011 and 2010.

The adjusted basis of fixed assets book values after impairment charges results in lower depreciation under U.S. GAAP of 52 and 107 for the six-month periods ended June 30, 2011 and 2010, respectively.

e.	Employee benefit plans

As displayed in Note 2.e, YPF Holdings Inc. has non-contributory defined-benefit plans and postretirement and postemployment benefits.

Under Argentine GAAP, the Company fully recognizes the underfunded status of employee benefit plans as a liability. The actuarial losses were charged to the “Other income (expense), net” account of the statement of income.

For U.S. GAAP, under provisions of ASC No. 320, the Company fully recognized the underfunded status of defined-benefit pension as a liability in the financial statements reducing the Company’s shareholders’ equity through accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining service period of the employees participating in the plans and the life expectancy of retired employees.

f.	Accounting for asset retirement obligations

ASC No. 410, “Accounting for Asset Retirement Obligations” (“ASC No. 410”), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. ASC No. 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Measurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. The activity with respect to retirement obligations under US GAAP is detailed in Note 8.c.

Company’s policy under Argentine GAAP is similar to ASC No. 410, except for a change in the discount rate which is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

The accompanying notes are an integral part of these condensed financial statements.

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g.	Capitalization of financial expenses

Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that period or year.

Under US GAAP, interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period.

The effect on net income and shareholders’ equity as of June 30, 2011 and comparative information is included in “Capitalization of financial expenses” in the reconciliation in Note 7.

The adjusted basis of fixed assets results in higher depreciation under U.S. GAAP of 40 and 39 for the six-month periods ended June 30, 2011 and 2010, respectively.

h.	ASU 2011-05, Guidance on presentation of comprehensive income

In June 2011, the FASB issued an update to existing guidance on the presentation of comprehensive income. This update will require the presentation of the components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. In addition, companies are also required to present reclassification adjustments for items that are reclassified from other comprehensive income to net income on the face of the financial statements. The update is effective for fiscal years and interim periods beginning after December 15, 2011. The Company will adopt the new disclosure requirements for comprehensive income beginning January 1, 2012 and is currently evaluating the provisions of this update.

7.	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the six-month periods ended June 30, 2011 and 2010 (unaudited), and to shareholders’ equity as of June 30, 2011 (unaudited) an December 31, 2010, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	For the six-month period ended June 30,

	2011	2010

Net income according to Argentine GAAP	2,754	3,189
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 6.a)	197	243
Remeasurement into functional currency (Note 6.a)	(661)	(664)
Impairment of long-lived assets (Note 6.d)	52	107
Employee benefit plans (Note 6.e)	—	(4)
Asset Retirement Obligations (Note 6.f)	37	46
Capitalization of financial expenses (Note 6.g)	(53)	(31)
Deferred income tax(1)	(68)	(105)

Net income in accordance with U.S. GAAP	2,258	2,781

The accompanying notes are an integral part of these condensed financial statements.

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	As of

	June 30, 2011	December 31, 2010

Shareholders’ equity according to Argentine GAAP	19,038	19,040
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 6.a)	(2,294)	(2,491)
Remeasurement into functional currency and translation into reporting currency (Note 6.a)	10,128	9,875
Impairment of long-lived assets (Note 6.d)	(296)	(337)
Asset Retirement Obligations (Note 6.f)	(142)	(170)
Capitalization of financial expenses (Note 6.g)	93	141
Deferred income tax(1)	965	1,034

Shareholders’ equity in accordance with U.S. GAAP	27,492	27,092

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

The summarized condensed consolidated balance sheets as of June 30, 2011 (unaudited) and December 31, 2010 and consolidated statements of income and cash flows for the six-month period ended in June 30, 2011 and 2010 (unaudited), remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

	As of

Summarized condensed consolidated balance sheets	June 30, 2011	December 31, 2010

Current assets	15,477	14,391
Fixed assets	37,051	35,189
Other noncurrent assets	3,978	4,173

Total assets	56,506	53,753

Current liabilities	18,086	16,996
Noncurrent liabilities	10,928	9,665
Shareholders’ equity	27,492	27,092

Total liabilities and shareholders’ equity	56,506	53,753

	For the six-month period ended June 30,

Summarized condensed consolidated statements of income	2011	2010

Net sales(1)	25,193	19,843
Operating income (Note 8.a)	3,506	4,293
Net income	2,258	2,781

Earnings per share, basic and diluted	5.74	7.07

(1)	Sales are disclosed net of fuel transfer tax, turnover tax and hydrocarbon export withholdings.

The accompanying notes are an integral part of these condensed financial statements.

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	For the six-month period ended June 30,

Summarized condensed consolidated statements of cash flows	2011	2010

Net cash flow provided by operating activities	3,738	6,078
Net cash flow used in investing activities	(4,713)	(3,258)
Net cash flow used in financing activities	(508)	(1,778)

Increase (Decrease) in cash and equivalents	(1,483)	1,042

Cash and equivalents at the beginning of years	2,326	1,808
Exchange differences from cash and equivalents	46	57

Cash and equivalents at the end of period(1)	889	2,907

(1)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

8.	ADDITIONAL U.S. GAAP DISCLOSURES

a)	Consolidated operating income

Under U.S. GAAP, costs charged to income for YPF Holdings environmental remediation, holding gains on inventories, impairment of long-lived assets, operating income from jointly controlled companies proportionally consolidated, pending lawsuits and other claims costs and other items which are not individually significant, would have been deducted from or added to operating income.

b)	Comprehensive income

Net income under U.S. GAAP as determined in Note 7 is approximately the same as comprehensive income as defined by ASC No. 220, “Reporting Comprehensive Income” (“ASC 220”) for all periods presented, except for the effect in the six-month periods ended June 30, 2011 and 2010 of the variations of the following items. The items included in Accumulated other comprehensive income as of June 30, 2011 (unaudited) and December 31, 2010, are as follows:

	As of

	June 30, 2011	December 31, 2010

Effect arising from the translation into reporting currency(1)	22,597	21,699
Employee benefit plans(2)	(76)	(74)

Accumulated other comprehensive income at the end of period/year	22,521	21,625

(1)	Has no tax effect.

(2)	Valuation allowance has been recorded to offset the recognized income tax effect.

c)	Assets retirement obligation

Under Argentine regulations, the Company has the obligation to incur costs related to the abandonment of hydrocarbon wells. The Company does not have assets legally restricted for purposes of settling the obligation.

The reconciliation of the beginning and ending aggregate carrying amount of assets retirement obligation as of June 30, 2011 (unaudited) and December 31, 2010, translated into Argentine pesos at the outstanding selling exchange rate at the end of each period or year and under U.S. GAAP, is as follows:

The accompanying notes are an integral part of these condensed financial statements.

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	As of

	June 30, 2011	December 31, 2010

Aggregate assets retirement obligation, beginning of year	5,074	4,282
Translation effect	88	111
Revision in estimated cash flows	—	307
Obligations incurred	—	139
Accretion expense	220	380
Obligations settled	(79)	(145)

Aggregate assets retirement obligation, end of period/year	5,303	5,074

(1)	The effect is mainly attributable to the new timing estimation for the Company’s wells abandonment obligations taking into consideration the extension of concessions.

d)	Fair Value Measurements

ASC No. 820, which became effective for the Company on January 1, 2008, defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC No. 820 does not mandate any new fair-value measurements and is applicable to assets and liabilities that are required to be recorded at fair value under other accounting pronouncements.

ASC 820 establishes three levels of the fair-value hierarchy based on the sources of the inputs used in the measurement of the fair value, which are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly.

Level 3: Unobservable inputs.

The initial application of ASC 820 on January 1, 2008, had no effect on the Company’s existing fair-value measurement practices and is limited to the Company’s investments in mutual funds. The fair value measurements for these assets are based on observable market inputs (Level 1) consisting in quotations provided by the mutual funds’ bank sponsor. The fair value of these assets is 318 as of June 30, 2011, and the related gains or losses from periodic measurement at fair value are immaterial to the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretative Accounting Pronouncements That Address Leasing Transactions (“FSP 157-1”), which became effective for the Company on January 1, 2008. This FSP excludes SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157.

Also in February 2008, the FASB issued FSP SFAS 157-2, Effective Date of FASB Statement No. 157, which delayed the Company’s application of SFAS 157 for nonrecurring non financial assets and liabilities until January 1, 2009. As of June 30, 2011, the Company does not maintain non-financial assets or liabilities measured at fair value.

e)	ASC 740 “Accounting for uncertainty in income taxes”

ASC 740 defines the criteria an individual tax position must meet for any part of the benefit of such position to be recognized in the financial statements. ASC 740 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. ASC 740 also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures.

There were no unrecognized tax benefits that resulted in an increase in the net liability as of June 30, 2011 and December 31, 2010 in accordance with ASC No. 740.

Under Argentine tax regime, as of June 30, 2011, fiscal years 2005 through 2010 remain to examination by the Federal Administration of Public Revenues (“AFIP”).

The accompanying notes are an integral part of these condensed financial statements.

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9.	OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. Certain information disclosed in these tables is not required as part of the basic financial statements under U.S. GAAP.

a)	Fixed assets evolution.

b)	Cost of sales.

c)	Expenses incurred.

a)	Fixed assets evolution

	2011

	Cost

Main account	Amounts at beginning of year	Net translation effect(4)	Increases		Net decreases, reclassifications and transfers	Amounts at end of period

Land and buildings	3,385	—	16		24	3,425
Mineral property, wells and related equipment	66,530	5	—		1,955	68,490
Refinery equipment and petrochemical plants	11,442	—	2		185	11,629
Transportation equipment	1,997	—	6		33	2,036
Materials and equipment in warehouse	1,317	—	958		(568)	1,707
Drilling and work in progress	5,574	—	3,176		(1,929)	6,821
Exploratory drilling in progress	248	—	575		(268)	555
Furniture, fixtures and installations	941	—	4		71	1,016
Selling equipment	1,532	—	—		93	1,625
Other property	1,022	—	15		(74)	963

Total 2011	93,988	5	4,752		(478) (5)	98,267

Total 2010	85,121	10	3,325	(1)	(234)	88,222

	2011							2010

	Depreciation

Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Accumulated at end of period	Net book value as of 06-30-11		Net book value as of 06-30-10		Net book value as of 12-31-10

Land and buildings	1,282	(1)	2%	38	1,319	2,106		2,052		2,103
Mineral property, wells and related equipment	49,599	—	(3)	2,129	51,728	16,762	(2)	15,557	(2)	16,931	(2)
Refinery equipment and petrochemical plants	7,614	(1)	4-10%	278	7,891	3,738		3,647		3,828
Transportation equipment	1,488	—	4-5%	35	1,523	513		518		509
Materials and equipment in warehouse	—	—	—	—	—	1,707		943		1,317
Drilling and work in progress	—	—	—	—	—	6,821		4,588		5,574
Exploratory drilling in progress	—	—	—	—	—	555		190		248
Furniture, fixtures and installations	761	1	10%	46	808	208		214		180
Selling equipment	1,236	3	10%	31	1,270	355		293		296
Other property	339	(5)	10%	16	350	613		457		683

Total 2011	62,319	(3) (5)		2,573	64,889	33,378

Total 2010	57,088	(10)		2,685	59,763			28,459		31,669

(1)	Includes 26 corresponding to hydrocarbon wells abandonment costs for the six-month period ended June 30, 2010.

(2)	Includes 1,009, 1,116 and 1,072 of mineral property as of June 30, 2011 and 2010 and December 31, 2010, respectively.

(3)	Depreciation has been calculated according to the unit of production method.

(4)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.

(5)	Includes 8 for the extension of certain exploitation concessions in the Province of Neuquén, for period ended June 30, 2011,

The accompanying notes are an integral part of these condensed financial statements.

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b)	Cost of sales

	For the six-month period ended June 30,

	2011	2010

Inventories at beginning of year	3,865	3,066
Purchases for the period	8,387	4,296
Production costs (Note 9.c)	11,180	9,410
Holding gains on inventories	452	152
Inventories at end of period	(5,056)	(3,860)

Cost of sales	18,828	13,064

c)	Expenses incurred

	For the six-month period ended June 30,

	2011					2010

	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total

Salaries and social security taxes	1,141	334	169	33	1,677	1,129
Fees and compensation for services	103	248	32	2	385	306
Other personnel expenses	317	51	15	6	389	279
Taxes, charges and contributions	219	32	299	—	550	459
Royalties and easements	1,555	—	6	8	1,569	1,481
Insurance	73	5	8	—	86	96
Rental of real estate and equipment	425	3	45	—	473	269
Survey expenses	—	—	—	17	17	20
Depreciation of fixed assets	2,446	59	68	—	2,573	2,685
Industrial inputs, consumable materials and supplies	450	5	30	1	486	386
Operation services and other service contracts	1,504	56	81	—	1,641	911
Preservation, repair and maintenance	1,655	27	49	12	1,743	1,427
Contractual commitments	64	—	—	—	64	118
Unproductive exploratory drillings	—	—	—	222	222	35
Transportation, products and charges	546	—	731	—	1,277	1,113
Allowance for doubtful trade receivables	—	—	14	—	14	21
Publicity and advertising expenses	—	51	58	—	109	80
Fuel, gas, energy and miscellaneous	682	40	56	23	801	780

Total 2011	11,180	911	1,661	324	14,076

Total 2010	9,410	658	1,407	120		11,595

10.	RECENT EVENTS

As of the date of the issuance of these condensed consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or elsewhere in the financial statement.

The accompanying notes are an integral part of these condensed financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 04, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer